Annex A


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-K

                             CURRENT REPORT PURSUANT
                          TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


         Date of Report (Date of Earliest Event Reported) MARCH 9, 2004


                                ISPAT INLAND INC.
             (Exact Name of Registrant as Specified in Its Charter)


                                    DELAWARE
                 (State or Other Jurisdiction of Incorporation)


          1-2438                                       36-1262880
 (Commission File Number)                 (I.R.S. Employer Identification No.)


                               3210 WATLING STREET
                           EAST CHICAGO, INDIANA 46312
          (Address Of Principal Executive Offices, including Zip Code)


                                 (219) 399-1200
              (Registrant's Telephone Number, Including Area Code)


                                 NOT APPLICABLE
          (Former Name or Former Address, If Changed Since Last Report)

ITEM 5.  OTHER EVENTS

         On March 9, 2004, Ispat Inland Inc. (the "Company") announced that an affiliate, Ispat Inland ULC, intends to raise $800.0 million of gross proceeds through a private placement of senior secured notes, subject to market and other conditions. The notes will be secured by a pledge of $800.0 million of First Mortgage Bonds issued by the Company. The notes will be guaranteed by the Company, certain of the Company's existing and future domestic subsidiaries, by Ispat International N.V. and by certain limited purpose finance companies.

         The Company intends to use the proceeds from the offering to repay existing indebtedness of the Company.

         This document, the documents incorporated by reference and our other filings with the SEC, contain "forward-looking" information within the meaning of the federal securities laws. This forward-looking information includes statements concerning possible or assumed future results of operations, financing plans, competitive position, potential growth and future expenditures, including, in particular, the statements about our plans, strategies and prospects under the headings "Summary," "Management's discussion and analysis of financial condition and results of operations" and "Business" included or incorporated by reference in this document. Forward-looking statements include statements that are not historical facts and can be identified by the use of terminology such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions. Undue reliance should not be placed on any forward-looking statements, which speak only as of their dates. Actual results could differ materially from those expressed in, or implied by, the forward-looking statements as a result of the uncertainties and risks described below or elsewhere in this document or in the documents incorporated by reference in this document. Forward-looking statements are subject to risks and uncertainties, including, among others:

         o    the highly competitive nature of the global steel industry;

         o    our level of indebtedness;

         o    changes in levels of steel imports into the United States;

         o the substantial capital investment and similar expenditures required in our business;

         o the cyclical nature of our business and changes in market supply and demand for our products;

         o increases in the cost of iron ore, coke, steel scrap, other raw materials, energy and freight;

         o our ability to fund our pension and post-retirement employee benefits;

         o our ability to negotiate collective bargaining agreements and labor relations generally;

         o    conflicts of interest with our controlling stockholder;

         o competition from substitute products, such as aluminum, cement and composites;

         o    general economic conditions may be less favorable than expected;

         o legislative or regulatory changes, including changes in environmental regulation, may adversely affect the businesses in which we are engaged;

         o environmental risks and liability under federal, state and local environmental laws and regulations; and

         o    changes in the capital markets.

         The Company does not undertake any obligation to revise or update any forward-looking statements that have been made to reflect events or circumstances after the date of those statements or to reflect the occurrence of anticipated or unanticipated events.

ITEM 9.  REGULATION FD DISCLOSURE

         Unless otherwise indicated in this document, the terms "we," "us," "our," the "Company," and "Ispat Inland" refer to Ispat Inland Inc. and its subsidiaries. Unless otherwise indicated in this document, "Ispat International" or "Parent" refers to Ispat International N.V. and its subsidiaries. "Issuer" refers to Ispat Inland ULC. "Finco Guarantors" refers to each of Ispat Inland, L.P., 3019693 Nova Scotia U.L.C. and Ispat Inland Finance, L.L.C. Unless otherwise indicated in this document, references to tons are to net tons, equal to 2,000 pounds.

This summary highlights information contained elsewhere and incorporated by reference in this offering memorandum. This summary may not contain all of the information that is important to you, and it is qualified in its entirety by the more detailed information and historical consolidated financial statements, including the notes to those financial statements, that are included and incorporated by reference in this offering memorandum. You should carefully read the entire offering memorandum, particularly the information set forth under the heading "Risk factors" in this offering memorandum, before making an investment decision. Refer to Ispat International's Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated by reference in this offering memorandum, for more detailed information.

BUSINESS OVERVIEW

Ispat Inland Inc. is the fourth largest integrated producer of steel in the United States, with shipments of 5.3 million tons in 2003. We were established in 1893 and today we produce and sell a wide range of steels, largely carbon and high-strength low-alloy steel grades, in flat-rolled and bar forms. Our steelmaking facilities are located at our 1,900-acre Indiana Harbor Works located in East Chicago, Indiana, which encompasses raw steel production, casting, rolling and finishing facilities. We had revenue of $2.2 billion, Adjusted EBITDA (as defined on page 9) of $154.0 million and a net loss of $52.6 million for the year ended December 31, 2003.

Our Flat Products division, which generated 89% of our 2003 revenue, manages our iron ore operations, conducts our ironmaking operations and produces the major portion of our raw steel. This division also manufactures and sells steel sheet, strip and certain related semi-finished products to the automotive, steel service center, appliance, office furniture and electrical motor markets. We are one of the top producers in the United States of automotive sheet, the highest value-added flat-rolled carbon steel product and the largest supplier of steel to the appliance market. Over 80% of our flat-rolled steel revenues are of value-added cold-rolled or coated steels. Essentially all of our steel products are made to fill specific orders due to the unique chemistry, surface quality, and width and gauge requirements of our customers.

Our Bar division, which generated 11% of our 2003 revenue, manufactures and sells special bar quality, or SBQ, steel and related semi-finished products to the automotive industry directly, as well as through forgers and cold finishers, and also sells to heavy equipment manufacturers and steel service centers. SBQ steel is used by our customers in the automotive, agricultural and transportation industries, among others, to manufacture safety-critical products such as axles and bearings.

We are involved in two non-consolidated value-added steel finishing joint ventures with Nippon Steel Corporation that operate state-of-the-art steel-finishing facilities near New Carlisle, Indiana. I/N Tek, owned 60% by one of our wholly-owned subsidiaries, operates a 1.7 million ton annual capacity cold-rolling mill. I/N Kote, owned 50% by another of our wholly-owned subsidiaries, operates two galvanizing lines with combined annual capacity of more than 1.0 million tons. We are also a participant in an iron ore production joint venture and one of our subsidiaries is engaged in the mining and pelletizing of iron ore.

COMPETITIVE STRENGTHS

We believe that the following factors have contributed to our success.

+ High Value-Added Product Offering.  Over 80% of our flat-rolled revenue in
  2003 was coated or cold-rolled and our bar shipments are of SBQ steel, the highest grade of long products. We manufacture a majority of our products to precise customer specifications for a wide range of customer uses. Our products are made to strict parameters of steel cleanliness, dimensions and machineability. Our flat-rolled steels are sold to the automotive and appliance markets, which we

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

  believe represent the most demanding end-markets for carbon steels. Our SBQ products are sold to manufacturers of axles, bearings and other safety-critical products. The high value-added nature of our products allows us to achieve higher, more stable prices for our products than if we were a commodity producer and enables us to maintain strong relationships with the leaders in our end-markets.

+ Favorable Raw Material Input Positions. We believe that we have secured a substantial percentage of our raw material requirements at attractive prices. Approximately 94% of our iron ore requirements are sourced from our wholly owned Minorca Mine and a long-term purchase contract. We have reduced our coke requirements by approximately 25% since 1993 through a joint venture partnership that has constructed a pulverized coal injection facility on land located at our Indiana Harbor Works. Approximately 65% of our coke requirements are satisfied under a long-term purchase contract with a supplier that constructed a heat recovery coke battery on land leased from us at our Indiana Harbor Works and we have contracted for substantially all the remainder of our 2004 needs. We receive approximately 40% of our electricity under long-term contracts from facilities that convert waste coke and blast furnace gases into electricity and purchase the balance from a strong industrial based power grid. Ispat International's global purchasing power provides us with access to coke, slabs and billets. We believe that our raw material position strengthens our reputation with our customers as a reliable supplier of steel products.

+ Strong Customer Franchise. We have developed long-term customer relationships based on the quality of our steel, our ability to meet exacting customer specifications and our high level of customer service. We participate in research and development of new products with a captive research and development center of approximately 100 professionals. We actively engage with our customers and tailor-make products to meet their requirements. Approximately 60% of our sales, including the sales of our joint ventures, are under contracts, some of which are multi-year, with our customers, evidencing our strong customer commitment and providing us with increased financial and operational stability. We believe that our customer relationships provide us with a stable revenue base as well as cost savings resulting from longer production runs and improved pre-production planning.

+ Low Cost Supplier. We believe that our raw material resources significantly enhance our competitive cost position. We have increased the number of tons produced per employee by 40% to 835 since 1997, the year before our acquisition, which compares favorably to our principal competitors. During the same time period, we reduced our headcount by 2,468, or 28%, of our workforce. We have modern world-class facilities. Our No. 7 Blast Furnace, which we relined in 2003, is the largest in the western hemisphere, providing us a significant productivity advantage. We are the only U.S. steel producer with 100% walking beam furnace hot rolling operations that, in conjunction with our steelmaking facilities, enable us to provide high quality products with less defects, thereby further enhancing our low cost position. Through our joint venture interests in I/N Tek and I/N Kote, we have access to state of the art cold rolling and coating facilities. Together with Ispat International, we own interests in vessel time charters and shipping assets that give us cost savings opportunities in transportation.

+ Modest Ongoing Capital Expenditure Requirements. From 1975 to 1992, we and our joint venture partners invested in excess of $2.5 billion to install new state of the art facilities and to upgrade and modernize our existing facilities. Since that time, the only capital project requiring significant expenditures was the relining of the No. 7 Blast Furnace, which we completed in the fourth quarter of 2003. This reline is expected to extend the life of the furnace for another 20 years, as well as increase our capacity and efficiency. We expect to reap the benefits from these investments over the next several years without the need for further significant investment in facilities. We expect to spend approximately $27 million in capital maintenance and upgrades in 2004.

+ Benefits from Ispat International's Ownership. Our parent company is one of the largest steel companies in the world. We benefit from Ispat International's global purchasing power, marketing and production knowledge. We also are part of Ispat International's knowledge integration program in which Ispat International's operating companies share best practices and technological advancements with one another and benchmark results to ensure that productivity gains are shared throughout Ispat International. Ispat International is over 79%-owned by Lakshmi N. Mittal and members of his immediate family. The LNM Group (which comprises Ispat International and two other entities controlled by Mr. Mittal, namely LNM Holdings N.V. and P.T. Ispat Indo) is the second largest global steel producer based on 2003 steel shipments of approximately 28 million tons and sales of $10 billion, and has among the broadest geographic portfolios of steel production facilities of any steel company in the world.

+ Relationship with Nippon Steel Corporation. We have a long-standing relationship with Nippon Steel, the third largest steel producer in the world. Our joint venture operations with Nippon Steel facilitate the development of strategic business relationships with the leading Japanese automotive companies. Automobile production by Japanese companies in the United States has increased by 79% since 1993. We cooperatively engage in product design and application for these customers in the United States. We regularly work with Nippon Steel on research and development, efficiency maximization, and technical assistance projects. In 2003, we expanded our cooperation and entered into an alliance for the production of high tensile steel. Additionally, in 2002, we extended the terms of each of the I/N Tek and I/N Kote partnerships through the end of 2021.

+ Experienced and Focused Management Team. Our directors, who are not also part of our senior management team, have over 195 years of experience in the steel industry, including over 60 years with us. Our senior management team has approximately 190 years of experience in the steel industry, including over 125 years with us. Our Chairman, Mr. Mittal, was named Steel Maker of the Year in 1996 by New Steel, a leading industry publication. In 1998, Mr. Mittal was also awarded the 8th honorary Willy Korf Steel Vision Award, the highest recognition for worldwide achievement in the steel industry, by American Metal Market and World Steel Dynamics. In addition, we are able to draw on the large talent pool of the LNM Group to exchange knowledge and practices.

BUSINESS STRATEGY

Our strategy is to build on our position as a leading U.S. producer of technically-advanced value-added carbon flat-rolled steels and of safety-critical SBQ products by taking advantage of our competitive strengths. Key elements of our strategy include:

+ Focus on More Difficult-to-Produce, Higher Grades of Steel. It is our strategy to continue to develop advanced technologies through our internal research center and relationships with Nippon Steel and the LNM Group. Our research and development professionals actively work with our clients to produce high value-added products. Our focus on higher-grade products creates substantial barriers to entry to our end markets, allows us to compete based on quality and provides for premium pricing for our products.

+ Aggressively Reduce Costs in Our Production Facilities. It is our goal to continue to improve our position as a low cost supplier by further increasing labor productivity, reducing the labor force by attrition through a flexible labor contract and carefully managing health care costs. Additionally, we will continue to improve profitability by using advanced technologies and processes and continuing to implement best practices through Ispat International's knowledge integration program.

+ Maximize Utilization of Downstream Processing Facilities. It is our objective to maximize the utilization of our coating, cold rolling and hot rolling facilities. We installed a third walking beam furnace at our hot strip mill that increased its annual capacity by 1 million tons to a total of 6 million tons. More recently, we successfully relined our No. 7 Blast Furnace, increasing its productivity and efficiency, and intend to install a fourth stove that will result in an additional 15% increase in its capacity. If needed, we will supplement our internal semi-finished steel production with third party supplied slabs and billets to feed our hot rolling facilities.

+ Continue to Provide Our Customers with Superior Service. It is our goal to continue to create and strengthen long-term relationships by providing high-quality service to all our customers through certainty of supply, strict quality assurance controls, just-in-time delivery, superior customer service and continuous product upgrades.

+ Reduce Existing Indebtedness Through Cash Flow Generation. It is our goal to use the cash flow that our business generates to reduce existing debt and improve our liquidity and overall financial flexibility.

OTHER INFORMATION

We are a Delaware corporation and an indirect wholly-owned subsidiary of Ispat International N.V. Our principal offices are located at 3210 Watling Street, East Chicago, Indiana 46312. Our telephone number at that address is (219) 399-1200.

ISPAT INTERNATIONAL N.V.

Ispat International has guaranteed the notes. Ispat International is one of the largest steel companies in the world, with 2003 shipments of 15.2 million tons. In addition to Ispat Inland, Ispat International has major operating subsidiaries in Canada, Mexico, Trinidad, Germany, France and Luxembourg. Ispat International is the largest producer of direct reduced iron in the world. We believe that Ispat International is one of the most innovative operators in the steel industry. Ispat International, which is domiciled in the Netherlands with its principal offices in Rotterdam and a corporate office in London, is a publicly-traded company with listings on the New York and Amsterdam (Euronext) stock exchanges, and announced revenue of $5.4 billion in the year ended December 31, 2003.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our summary consolidated financial and other data as of and for the periods indicated and should be read in conjunction with "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements included elsewhere in this offering memorandum. The balance sheet and income statement data set forth below as of and for the years ended December 31, 2001, 2002 and 2003 have been derived from our audited financial statements.

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
             (IN MILLIONS, EXCEPT TONNAGE DATA)                 2001       2002       2003
- --------------------------------------------------------------------------------------------
STATEMENT OF INCOME DATA:
Sales.......................................................  $2,084.1   $2,303.4   $2,222.9
Gross profit................................................      20.0      221.3      119.8
Operating profit (loss).....................................    (127.6)      33.0       (4.2)
Net income (loss)...........................................    (126.0)      (7.1)     (52.6)

BALANCE SHEET DATA (AS OF PERIOD END):
Property, plant and equipment, net..........................  $1,805.4   $1,733.9   $1,751.3
Total assets................................................   3,037.3    3,163.8    3,136.0
Secured debt(1).............................................     971.5      980.8      985.2
Total debt excluding shareholder advances(2)(3).............   1,100.1    1,093.1    1,121.5
Total debt(4)...............................................   1,254.3    1,248.9    1,337.3
Shareholders' equity (deficit)..............................      22.3     (238.2)    (387.3)

OTHER DATA:
Tons shipped (000)..........................................     5,353      5,654      5,300
Adjusted EBITDA(5)..........................................  $    5.6   $  193.4   $  154.0
Operating cash flow.........................................    (137.7)      21.3       22.3
Capital expenditures........................................      28.6       52.4      111.3
Secured debt/Adjusted EBITDA(1)(5)..........................        NM        5.1x       6.4x
Total debt excluding shareholder advances/Adjusted
  EBITDA(2)(3)(5)...........................................        NM        5.7x       7.3x
Adjusted EBITDA/interest expense on debt excluding
  shareholder advances(5)(6)................................       0.1x       2.8x       2.5x

PRO FORMA FINANCIAL DATA:
Secured debt(1).............................................                        $1,000.2
Total debt excluding shareholder advances(2)(3).............                         1,136.5
Total debt(4)...............................................                         1,352.3
Secured debt/Adjusted EBITDA(1)(5)..........................                             6.5x
Total debt excluding shareholder advances/Adjusted
  EBITDA(2)(3)(5)...........................................                             7.4x
Adjusted EBITDA/interest expense on debt excluding
  shareholder advances(5)(6)................................                             1.5x

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NM   Not Meaningful

(1) Secured debt includes the Company's existing First Mortgage Bonds (excluding the $160 million non-interest bearing Series X First Mortgage Bonds), the Ispat Inland Administrative Service Company revolving credit facility and the Inventory revolving credit facility. See "Description of other indebtedness of Ispat Inland Inc."

(2) "Shareholder advances" are advances from Ispat International and special purpose financing subsidiaries.

(3) Total debt excluding shareholder advances includes secured debt, the Industrial Revenue Bonds and the short-term note payable.

(4) Total debt includes secured debt, the Industrial Revenue Bonds, the short-term note payable and the shareholder advances.

(5) Adjusted EBITDA represents net income before depreciation, interest income, interest expense on debt, income taxes, cumulative effect of change in accounting principle, gain on early extinguishment of debt previously classified as extraordinary and unusual items. Items excluded are: workforce reductions, legal settlements, asset impairments, and the reline of No. 7 Blast Furnace. Adjusted EBITDA is provided because it is a measure commonly used to assess a company's operating performance and its ability to service its debt. We use this measure to compare our operating performance with that of our competitors. Adjusted EBITDA is not a measurement of financial performance under GAAP and should not be

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

     considered as an alternative to net income as a measure of performance or to cash flow as a measure of liquidity. Adjusted EBITDA is not necessarily comparable with similarly titled measures for other companies. We believe that Adjusted EBITDA can assist in comparing company performance on a consistent basis without regard to amounts such as depreciation and amortization, which may vary significantly depending on accounting methods or non-operating factors such as historical cost bases.

    The following table reconciles Adjusted EBITDA to EBITDA; to the most directly comparable GAAP measure of operating performance, which we believe to be net income (loss).

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
(IN MILLIONS)                                                  2001      2002     2003
- ---------------------------------------------------------------------------------------
NET INCOME (LOSS)...........................................  $(126.0)  $ (7.1)  $(52.6)
  Depreciation..............................................    104.3     99.1     97.0
  Interest income...........................................     (1.5)    (0.5)    (0.6)
  Interest expense on debt(a)...............................     94.4     77.0     70.9
  Income taxes..............................................    (71.5)    (6.5)   (15.5)
                                                              -------   ------   ------
EBITDA......................................................     (0.3)   162.0     99.2
  Gain from early extinguishment of debt(b).................     (4.8)   (30.0)      --
  Change in accounting principle............................       --       --      1.6
  Workforce reduction.......................................     18.2(c)  (0.6)(c)   --
  Legal settlement..........................................     (7.5)(d)   --       --
  Asset impairments.........................................       --     62.0(e)    --
  Reline of No. 7 Blast Furnace.............................       --       --     53.2(f)
                                                              -------   ------   ------
ADJUSTED EBITDA.............................................  $   5.6   $193.4   $154.0
                                                              =======   ======   ======

- ------------

(a) Interest expense includes interest expense accrued on shareholder advances:
    $5.4 million in 2001, $8.1 million in 2002 and $8.9 million in 2003.

(b) Represents gains on the early extinguishment of debt previously classified as extraordinary prior to the issuance of SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections."

(c) In 2001, we recorded charges of $18.2 million for severance and termination benefit cost related to workforce reductions of approximately 250 salaried non-represented employees. In 2002, $0.6 million of the 2001 workforce reduction provision was reversed due to changes from previous estimates.

(d) In 2001, we settled a number of disputes with Ryerson Tull, Inc. that had arisen under the May 27, 1998 Merger Agreement. The settled disputes included our claim against Ryerson Tull, Inc. for indemnification in connection with the resolution of the federal lawsuit and investigation related to the sale of polymer coated steel by us to a culvert fabricator for use in federal and state highway construction projects in Louisiana. Ryerson Tull, Inc. paid $7.5 million to us and the parties released certain claims each had against the other. See Note 11 to the Consolidated Financial Statements.

(e) Our results for 2002 were negatively impacted by two impairment charges totaling $62.0 million. As outlined in SFAS No. 144, we recognized the impairment of our idled 2A Bloomer and 21" Bar Mill facilities due to deteriorating market conditions and recorded an asset write-off of $23.0 million. In addition, in accordance with APB No. 18, we evaluated our investment in the Empire Mine. We identified conditions indicating that a permanent loss in the value of the investment had occurred, and as a result we recorded a $39.0 million impairment charge for the Empire Mine investment and related fluxing equipment.

(f) To facilitate the relining of the No. 7 Blast Furnace and the associated shutdown, we had to purchase a significant quantity of slabs, produce a larger percentage of hot metal at our less efficient, smaller blast furnaces, incur additional material handling costs associated with the quantity of purchased slabs and purchase additional electricity off of the power grid since waste blast furnace gas was not available for conversion into electricity. Approximately $46.3 million of the adjustment relates to the estimated cost differential between the price we paid for purchased slabs and our incremental slab production cost.

(6) The following table reconciles cash paid during the year for interest to interest expense on debt excluding shareholder advances.

                                                                2001    2002    2003
- -------------------------------------------------------------------------------------
Cash paid during the year for interest......................   $100.2   $74.2   $62.4
Add: Ending accrued interest................................      9.6    12.4    20.9
Less: Beginning accrued interest............................     15.4     9.6    12.4
                                                               ------   -----   -----
Interest expense per income statement.......................     94.4    77.0    70.9
Less: Interest expense on shareholder advances..............      5.4     8.1     8.9
                                                               ------   -----   -----
Interest expense on debt excluding shareholder advances.....   $ 89.0   $68.9   $62.0
                                                               ======   =====   =====

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

--------------------------------------------------------------------------------

RISK FACTORS

You should consider carefully the information set forth in this section along with all the other information provided to you in this offering memorandum in deciding whether to invest in the notes.

Risk Factors for Ispat International are set forth in its Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated by reference in this offering memorandum.

RISKS RELATING TO OUR BUSINESS

Our significant debt obligations could limit our flexibility in managing our business, expose us to certain risks and could harm our ability to remain in compliance with debt covenants and make payments on our debt, including the notes.

We are highly leveraged. Our future performance could be affected by our substantial amount of debt. At December 31, 2003, after giving effect to this offering, the Company and its subsidiaries would have had $1,352 million of indebtedness outstanding. This does not include obligations of I/N Kote for which we are contingently liable and that are not recorded on our balance sheet. As of December 31, 2003, these obligations were $54.5 million. After giving effect to this offering, our pro forma interest expense for the year ended December 31, 2003 would have been $109 million. In addition, subject to restrictions in our Ispat Inland Administrative Service Company ("IIASC") receivables revolving credit facility, inventory revolving credit facility (the receivables revolving credit facility and the inventory revolving credit facility are referred to together as the revolving credit facilities), the indenture relating to the notes and restrictions imposed by the holders of other debt, we may borrow more money for working capital, capital expenditures or for other purposes.

Our high level of debt could have important consequences to you, including the following:

+ We will have to use a large portion of the money earned by us and our subsidiaries to pay our significant cash interest expense and principal repayment obligations.

+ Covenants relating to our debt may make it difficult for us to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes and limit our ability to sell assets.

+ Financial covenants relating to our debt may limit our flexibility to adjust to changing market conditions, including increased competition, make us more vulnerable to economic downturns and could harm our ability to remain in compliance with debt covenants and make payments on our debt, including the notes.

+ The bankruptcy of our Parent is currently an event of default in our receivables revolving credit facility, the revolving credit facility at I/N Kote and the debt at the I/N Tek and I/N Kote joint ventures. If our Parent were to go bankrupt, it would trigger a default under these financings, resulting in cross-defaults on the majority of our other financings, including the loss of our ability to use our revolving credit facilities.

Servicing our indebtedness requires a significant amount of cash, and our ability to generate cash depends on many factors beyond our control.

We expect to obtain from our operations the cash necessary to make payments on our indebtedness, including the First Mortgage Bonds being issued to a Finco Guarantor as part of this offering, and to fund our working capital, strategic acquisitions, investments, joint ventures and other general corporate requirements. Our ability to generate cash from our operations is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. As a result,

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we cannot assure you that our business will generate sufficient cash flow from operations, that we will realize currently anticipated cost savings, revenue growth and operating improvements on schedule or at all or that future borrowings will be available to us under our revolving credit facilities, in each case, in amounts sufficient to enable us to service our debt and to fund our other liquidity needs. If we cannot service our debt, we will have to take actions such as reducing or delaying strategic acquisitions, investments and joint ventures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all. In addition, the terms of existing or future debt instruments that place restrictions on us, including our revolving credit facilities, the indenture for the notes offered hereby and the indenture for the First Mortgage Bonds may restrict us from adopting any of these alternatives. Because of these and other factors beyond our control, we may be unable to pay the principal, premium, if any, interest or other amounts on the First Mortgage Bonds, which would prevent the Issuer from making payments on the notes.

Our business requires substantial capital investments, maintenance expenditures and contractual commitments that we may be unable to fulfill.

Our operations are capital intensive. Our total capital expenditures were $111.3 million in 2003, $52.4 million in 2002 and $28.6 million in 2001. Approximately $89 million of our 2003 capital expenditures went toward the reline of the No. 7 Blast Furnace. We expect to spend $27.0 million on capital expenditures during 2004.

Our business also requires substantial expenditures for routine maintenance. We spent $244.9 million in 2003, $245.0 million in 2002 and $246.7 million in 2001 on materials and labor for routine maintenance. Further, our non-capital expenditures to operate and maintain pollution control equipment were $31 million in 2003, $33 million in 2002 and $37 million in 2001. These amounts are included in our cost of sales on our income statements.

As of December 31, 2003, on a pro forma basis for this transaction, the Company and its subsidiaries had indebtedness, excluding shareholder advances, of $1,137 million.

In conjunction with the development of a heat recovery coke battery and associated energy recovery facility, we entered into an agreement to purchase
1.2 million tons of coke annually for approximately 15 years on a take-or-pay basis at prices determined by certain cost factors. Additionally, under a separate agreement, we committed to pay tolling charges over approximately 15 years to desulfurize flue gas from the coke battery and to convert the heat output from the coke battery to electrical power and steam. We advanced $30 million during the construction of the project, which is recorded as a deferred asset on the balance sheet and will be credited against required cash payments during the second half of the energy tolling agreement. As of December 31, 2003, the estimated minimum tolling charges remaining over the life of this agreement were $199 million.

In 2002, we entered into a twelve-year agreement with an iron ore supplier to purchase from it or its subsidiaries all of our pellet requirements beyond those produced by our Minorca Mine. The pellet price is fixed for the first two years and then adjusted over the term of the agreement based on various market index factors.

We and an independent unaffiliated producer of raw materials are parties to a long-term supply agreement under which we were obligated to fund an escrow account to indemnify it for the continuing availability of certain tax credits under the U.S. tax code, which credits extend until January 1, 2008. Contributions to the escrow account were determined by the agreement and the funds were restricted from our use while in the escrow. We received full recovery of $39.1 million, the escrowed amount, in April 2001. No further contributions to the escrow are required at this time as we believe the likelihood of the specific contingency occurring is remote. If there is any loss,

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disallowance or reduction in the allowable tax credits applicable to the raw materials previously sold to us, we are required to pay the independent unaffiliated producer the amount by which the cost of raw materials was decreased as a result of such tax credits, subject to certain adjustments, plus interest. As of December 31, 2003, the cumulative cost reduction due to such tax credits totaled $156.5 million.

At December 31, 2003, we have guaranteed $54.5 million of long-term debt attributable to I/N Kote, one of our joint ventures. Under normal operating environments, we service the debt at both I/N Tek and I/N Kote through the joint venture pricing mechanisms. We have the rights to the productive capacity of I/N Tek, except in certain limited circumstances, and, under a tolling agreement with I/N Tek, have an obligation to use the facility for the production of cold rolled steel. Under the tolling agreement, we were charged $136.9 million in 2003, $141.6 million in 2002 and $142.8 million in 2001. I/N Kote is required to buy all of its cold rolled steel from us. We are required to furnish this cold rolled steel at a price that results in an annual equity return to the partners of I/N Kote, depending upon operating levels, of up to 10% after operating and financing costs. We recorded sales of cold rolled steel to I/N Kote of $343.0 million in 2003, $348.8 million in 2002 and $309.7 million in 2001.

The total amount of our firm commitments to contractors and suppliers (primarily in connection with additions to property, plant and equipment) was $1.6 million as of December 31, 2003.

We have various operating leases, the minimum lease payments for which are:
$13.8 million in 2004, $11.9 million in 2005, $3.7 million in 2006, $0.5 million in 2007, $0.1 million in 2008 and $0.1 million thereafter.

Our business may not generate sufficient operating cash flow and our external financing sources may not be available in an amount sufficient to enable us to make anticipated capital expenditures, service or refinance our indebtedness, including these notes, or fund other liquidity needs. If we are unable to make upgrades, or purchase new plant and equipment, our results of operations could be materially and adversely affected.

Our pension plan is currently underfunded and we expect to make substantial cash payments to fund this plan, which may increase in the future, reducing the cash available for our business.

As of December 31, 2003, the aggregate value of our pension plan's assets was $1,781.4 million, while the aggregate projected benefit obligation was $2,555.9 million, resulting in an aggregate deficit of $774.5 million.

On July 16, 1998, we entered into an agreement with the Pension Benefit Guaranty Corporation, or PBGC, to provide certain assurances with respect to our pension obligations and issued a $160 million standby letter of credit in favor of the PBGC. We also granted the PBGC a first priority lien in the amount of $75 million on three of our Great Lakes Ore Vessels, our Minorca Pellet Mine and on our No. 2 BOF Continuous Caster Facilities. Also on July 16, 1998, Ryerson Tull, our former parent company, guaranteed $50 million of our pension plan obligations, later issuing a letter of credit to secure this guarantee. In July 2003, we reached a new agreement with the PBGC. Under the new agreement, we contributed an additional $50 million to our pension plan on July 9, 2003; agreed to contribute $110 million between January 1, 2004 and June 1, 2005; agreed to pay 50% of excess cash flows above EBITDA (as defined in our agreement with the PBGC) of $316.9 million in 2004, $328.5 million in 2005, $334.5 million in 2006, $356.2 million in 2007 and $370.2 million in 2008 from our operations to our pension plan; and issued $160 million of non-interest bearing First Mortgage Bonds pledged to the PBGC as security for our pension plan obligations, which pledged First Mortgage Bonds rank pari passu with the First Mortgage Bonds securing the notes. We also agreed not

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to amend the pension plan to increase benefits unless the increase is funded with an immediate additional contribution to the pension plan equal to the increase in the benefit liability resulting from the amendment. The $160 million letter of credit was also allowed to expire, and will not be renewed. However, the $75 million first priority lien referred to above remains in place. On September 15, 2003, Ryerson Tull, in exchange for the elimination of certain claims for indemnities that we had made against Ryerson Tull, paid $21.0 million to us, which we, in turn, contributed to our pension plan. The related letter of credit provided by Ryerson Tull was reduced to $29.0 million. We agreed to satisfy the amount of the remaining $29.0 million letter of credit through additional ratable periodic payments to our pension plan during the period between January 15, 2004 and December 15, 2004.

In addition to our agreement with the PBGC, we also have significant cash contribution requirements under Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA. Assuming continuing legislative relief, modestly rising interest rates and reasonable market returns, the total of these contribution requirements (including the contributions required under our PBGC and Ryerson Tull agreements) could exceed $500 million over the next four to five years and could be significantly higher depending on future asset performance, the levels of interest rates used to determine ERISA minimum funding requirements, actuarial assumptions and experience, union negotiated changes and future government regulations. We may elect to make voluntary contributions above what is required under ERISA and under our agreement with the PBGC to manage our future pension funding requirements.

We have made cash contributions to our pension plan of approximately $313.5 million since 1998 through December 31, 2003. According to current estimates, we expect to contribute $111.5 million in 2004.

Our funding requirements may be significantly higher in 2004, 2005 and/or 2006 if temporary funding relief provisions currently before Congress are not enacted. In January 2004 the Senate passed HR 3108, which included both interest rate relief and deficit reduction contribution relief for steel companies. However, the bill needs to be reconciled with the House version in a conference committee. The Senate has appointed conferees to the committee, but the House has not. After the bill comes out of conference, it must be signed by the President to become law.

The Administration has threatened to veto legislation that includes deficit reduction contribution relief. Despite being passed by the Senate, there can be no assurance that HR 3108 will become law.

Our funding obligations depend upon future asset performance, the level of interest rates used to measure ERISA minimum funding levels, actuarial assumptions and experience, union negotiated changes and future government regulation. Any such funding requirements could have an unfavorable impact on our borrowing arrangements and cash flows.

Future funding for post-retirement employee benefits other than pensions also may require substantial payments from current cash flow.

We provide post-retirement life insurance and medical benefits to substantially all of our employees. We paid $63.9 million in post-retirement benefits in 2003 and recorded an expense of $46.8 million in our financial statements. Our unfunded post-retirement benefit obligation as of December 31, 2003 was $906.9 million.

Our obligations from such post-retirement benefits could increase significantly if health care costs increase at a faster pace than those assumed by management. See "Management's discussion and analysis of financial condition and results of operations -- Critical Accounting Policies and Estimates" below for further discussion of these assumptions. An increase of 1% in the health care cost trend rate would increase the annual net periodic expense by $8.9 million.

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The cyclical nature of the steel industry and of our customers' industries could impact our operating flexibility and adversely affect our financial condition.

The steel industry is highly cyclical and is affected significantly by general economic conditions and other factors beyond our control, such as worldwide production capacity and fluctuations in steel imports and tariffs, which are difficult to predict. Any protracted instability caused by military conflict or other developments could have an adverse effect on us, and could significantly affect our business. Steel prices are sensitive to a number of supply and demand factors. Because of our high fixed costs, our profit margins are greatly affected by sales volumes. Prices are up significantly from 20-year lows reached in December 2001, when foreign imports were at their peak and domestic demand was weak.

We are particularly sensitive to trends in cyclical industries such as the domestic automotive and appliance industries. For the year ended December 31, 2003, sales directly to the automotive and appliance industries accounted for approximately 29% and 10% of our shipments, respectively. Certain other of our customers have been adversely affected by the continuing economic downturn that has resulted, and may in the future result, in reduced sales levels.

Because we and other integrated steel producers generally have high fixed costs, reduced sales may adversely affect our business, results of operations and financial condition.

Imports of steel may depress domestic price levels and have an adverse effect on our results of operations and cash flows.

Due to excess world capacity and widespread dumping and subsidy abuses, imports of steel products to the U.S. market have reached high levels and, in some cases, have been sold at prices below their costs. From 1995 to 2003, U.S. steel industry production capacity utilization levels ranged from a high of 93.3% in 1995 to a low of 79.2% in 2001 and were 82.2% in 2003. Recently, a number of domestic flat rolled steel facilities that had been closed or idled have become operational again, contributing to the overcapacity in that market segment. This excess capacity has resulted in more competitive product pricing and increased pressure on industry profit margins. Also, the high levels of fixed costs with respect to operating an integrated steel mill encourage operators to maintain high levels of output, even during periods of reduced demand.

Import levels impact our business, particularly our sales of lower value-added products. Steel imports to the United States accounted for an estimated 19.3% of the domestic steel market in 2003, down from 25.8% in 2002. We believe steel imports into the United States involve widespread dumping and subsidy abuses and the remedies provided by U.S. law to private litigants are insufficient to correct these problems. Imports of steel involving dumping and subsidy abuses depress domestic price levels and have an adverse effect upon our revenue, income and cash flows. Further, when the exchange value of the U.S. currency strengthens, the costs of imports decline, and imports of steel increase.

On March 5, 2002, as a result of an investigation under Section 201 of U.S. trade laws, President Bush imposed tariffs on imports into the United States of numerous steel products. These remedies included 30% tariff rate increases for hot-rolled sheet, cold-rolled sheet, coated sheet, and hot-rolled bar with the rates declining to 24% in year two and 18% in year three. Several foreign supplying countries challenged the President's action through the dispute resolution procedures of the World Trade Organization, and on November 11, 2003 the World Trade Organization issued a final adverse ruling on the Section 201 remedy. The European Union and Japan announced that they would impose retaliatory tariffs on a wide range of products if the United States did not repeal the Section 201 tariffs. Following the issuance of a mid-term review of the Section 201 program, the President ended the Section 201 program on December 4, 2003, stating that the domestic steel industry's increased productivity, decreased production costs, and new labor agreements demonstrate that the industry has made sufficient progress in its restructuring efforts.

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Twice, in 2000 and 2002, U.S. petitioners sought to have antidumping and countervailing duties assessed against cold-rolled imports from 12 countries and 20 countries, respectively. Both times, the U.S. International Trade Commission ("ITC") issued negative final injury determinations, effectively terminating the investigations. U.S. petitioners appealed the 2000 ITC decision to the U.S. Court of International Trade ("CIT"), which remanded that decision to the ITC on October 28, 2003. The ITC is expected to issue its revised findings by March 31, 2004. U.S. petitioners have appealed the 2002 ITC decision to the CIT, while some of the respondents have raised on appeal issues relating to the final tariff margin determinations of the U.S. Department of Commerce ("Commerce") in that investigation. Also, in May 2004, the U.S. government--Commerce and the ITC--will begin a review of existing countervailing duty and antidumping orders against hot-rolled carbon steel flat products from Brazil, Japan and Russia that could result in the orders' termination.

We could experience labor disputes that could disrupt our business.

Approximately 80% of our employees are represented by unions and are covered by collective bargaining agreements which are subject to periodic renegotiation. Substantially all of our unionized employees are represented under an agreement with the United Steel Workers of America that expires July 31, 2004.

Although we believe that we will successfully negotiate a new collective bargaining agreement with the United Steelworkers of America when the existing agreement expires, the negotiations:

+ may not be successful;

+ may result in a significant increase in the cost of labor; or

+ may break down and result in the disruption of our operations.

Our current contract contains a "no strike clause" under which the parties have agreed to enter into a new contract, as of July 31, 2004, consistent with the pattern of the industry. If the parties fail to reach agreement on the contract, it will be submitted to binding arbitration. Despite this, labor negotiations may not conclude successfully and we may experience work stoppages or labor disturbances. Any work stoppages or labor disturbances may have an adverse effect on our operations and financial results.

In addition, many of the contractors working in our plant employ workers represented by various building trade unions. For example, the contractors who produce coke and who process slag for us use unionized labor. Disruptions with these contractors could adversely impact our operations.

We face significant price and other forms of competition from other steel producers, which could hurt our results of operations.

Generally, the markets in which we conduct business are highly competitive. Increased competition could cause us to lose market share, increase expenditures or reduce pricing, any one of which could hurt our results of operations. We compete primarily on the basis of quality and the ability to meet customers' product specifications, delivery schedules and price. Some of our competitors may:

+ benefit from greater capital resources;

+ have more efficient technologies; and

+ have lower raw material and energy costs.

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In addition, our competitive position within the global steel industry may be affected by, among other things:

+ the recent trend toward consolidation among our competitors in the steel industry;

+ exchange rate fluctuations that may make our products less competitive in relation to the products of steel companies based in other countries; and

+ economies of scale in purchasing, production and sales, which accrue to some of our larger competitors.

We face competition from companies that have reduced their fixed costs through bankruptcy. Over 35 U.S. steel companies have sought protection under Chapter 11 of the United States Bankruptcy Code since the beginning of 1997. Many of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and obtaining concessions from their labor unions and suppliers. Some companies have even expanded and modernized while in bankruptcy. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of many obligations, including environmental, employee and retiree benefit and other obligations, commonly referred to as legacy costs. As a result, they are able to operate with lower fixed costs than before entering bankruptcy.

We also face competition from mini-mill producers. Domestic integrated producers have lost market share in recent years to domestic mini-mill producers. Mini-mills produce steel by melting scrap in electric furnaces. Although mini-mills generally produce a narrower range of steel products than integrated producers, they typically enjoy competitive advantages such as lower capital expenditures for construction of facilities, lower environmental costs, lower raw material costs and non-unionized work forces with lower employment costs and more flexible work rules. An increasing number of mini-mills utilize thin slab casting technology to produce flat-rolled products. Through the use of thin slab casting, mini-mill competitors are increasingly able to compete directly with integrated producers of flat-rolled products. Depending on market conditions, the additional production generated by flat-rolled mini-mills could have an adverse effect on our selling prices and shipment levels.

We may encounter increases in the cost of, and supply shortages in, raw materials and energy, which could adversely affect our business and results of operations.

We require substantial amounts of raw materials and energy in our production processes, consisting principally of iron ore, scrap, coke, coal, electricity and natural gas. Any substantial increases in their costs or prolonged interruption in the supply of raw materials or energy could adversely affect our business, financial condition, results of operations and prospects.

Metallics (iron ore and scrap) represented nearly 24% of our cost of sales in 2003. Additionally, energy costs (natural gas, coke, electricity and coal) represented approximately 24% of our cost of sales in 2003. The prices of these products can be particularly volatile. For example, with respect to natural gas, we do not have long-term contracts and are therefore subject to market variables and price swings that could materially affect our gross margins. In the fourth quarter of 2003, NYMEX natural gas prices ranged from $4.84/mmBTU to $6.76/mmBTU. A one dollar change per mmBTU in the price of natural gas can impact our annual gross profit by approximately $28 million. In addition, January 2004 prices for scrap have increased 21% and coke have increased 16% from fourth quarter levels. If prices remain at current levels or increase further, our profitability will continue to be adversely affected. We have not always been able to pass on increases in the prices of energy and raw materials to our customers, and may not be successful in doing so in the future.

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Our competitive position depends on our senior management team and the loss of its members could materially hurt our business.

Our ability to maintain our competitive position and to implement our business strategy is dependent to a large degree on the services of our senior management team. The loss of or any diminution of our senior management team or an inability to attract, retain and maintain additional senior management personnel could materially hurt our business, financial condition, results of operations or prospects. We may not be able to retain our existing senior management personnel or to attract additional qualified senior management personnel in the future. We do not maintain key man life insurance on any members of our senior management.

We may have to spend substantial sums to meet environmental regulations.

Our operations are subject to strict environmental laws and regulations. These laws and regulations govern, generally, air and water pollution, the management and disposal of hazardous materials and the remediation of contamination. These requirements, or enforcement of these requirements, may become even more stringent in the future. We have spent, and can be expected to spend in the future, substantial amounts to comply with environmental laws and regulations. Our capital spending for pollution control projects was $4 million in 2003, $6 million in 2002 and $3 million in 2001. Our environmental non-capital expenditures were $31 million in 2003, $33 million in 2002 and $37 million in 2001 to operate and maintain air and water pollution control facilities to comply with current federal, state and local laws and regulations. Failure to comply with these environmental laws and regulations could result in the assessment of civil and criminal penalties, the suspension of operations and lawsuits by private parties. We are a defendant in various administrative and judicial actions initiated by governmental agencies, including a U.S. Environmental Protection Agency consent decree entered in 1993. We have spent approximately $29.1 million to date to comply with the 1993 consent decree. We are currently conducting an assessment of the extent of environmental contamination at the Indiana Harbor Works, as required by the 1993 consent decree. We anticipate that the assessment will cost approximately $2 million to $4 million per year over the next several years. The cost of subsequent remediation efforts for the site cannot be reasonably estimated, but we expect that they will require significant expenditures and may be material to our business, financial condition and results of operations.

Competition from other materials may negatively affect our results of operations.

In many applications, steel competes with other materials, such as aluminum (particularly in the auto industry), cement, composites, glass, plastic and wood. Additional substitutes for steel products could adversely affect future market prices and demand for steel products.

Equipment downtime or shutdowns could adversely affect our results of operations.

Our manufacturing processes are dependent upon critical steelmaking equipment, such as furnaces, continuous casters, rolling mills, and electrical equipment (such as transformers). This equipment may incur downtime as a result of unanticipated failures or other events, such as fires or blast furnace breakouts. We have experienced, and may in the future experience, plant shutdowns or periods of reduced production as a result of such equipment failures or other events. While we currently carry property and business interruption insurance, we may not continue to do so. Even if we have insurance, in the event of a loss, coverage may not be sufficient or our insurance carriers may not be able to pay amounts owed us. In addition, when the carrying amount of a long-lived asset is not recoverable, we may take an impairment charge. In late 2001, we idled the 2A Bloomer and 21" Bar Mill due to deteriorating large bar market conditions and recorded an impairment charge of $23 million on December 31, 2002.

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In the fourth quarter of 2002, we evaluated our investment in the Empire Mine.
We identified conditions indicating that a permanent loss in the value of the investment had occurred. As a result, an impairment charge of $39 million for the Empire Mine investment and related fluxing equipment was recorded at December 31, 2002.

We are owned by Ispat International and its controlling shareholder has other steel interests.

Our parent, Ispat International, is indirectly controlled by Mr. Lakshmi N. Mittal and members of his immediate family (collectively referred to in this offering memorandum as the "controlling shareholder"). In addition to his shareholding in Ispat International, the controlling shareholder also owns and controls Ispat Indo, a mini-mill in Indonesia and LNM Holdings NV. LNM Holdings NV in turn owns and controls several steel companies, including Ispat Karmet in Kazakhstan, Ispat Sidex in Romania, Ispat Annaba in Algeria, Ispat Nova Hut in the Czech Republic and Polskie Huty Stali SA in Poland. In addition, LNM Holdings NV also has a significant minority interest in Iscor, South Africa. Further, in October 2003, LNM Holdings NV entered into a binding share purchase agreement for the acquisition of a majority shareholding in S.C. Siderurgica S.A., a long steel products manufacturing plant in Romania.

None of these steel companies currently competes with Ispat Inland. However, no assurance can be given that these companies or any other steel companies that the controlling shareholder may acquire in the future will not compete with us in certain markets or products.

As a privately-held company, we are subject to less stringent corporate governance requirements than a public company, which provides less protection to our investors.

While we will be subject to certain requirements of the Sarbanes-Oxley Act of 2002 when our exchange offer registration statement becomes effective, we will not be subject to many of its provisions, including rules requiring us to have independent directors or an audit committee composed of independent directors. We will not be subject to the same corporate governance standards as a public company and our security holders will not have the protections provided by having independent directors or audit committee members. Our parent company is a foreign private issuer and is not subject to the same corporate governance requirements as a U.S. company.

The loss of one or more key customers could adversely affect our operating results.

A substantial portion of our sales are made to a small group of key customers, the loss of any one of which would have a substantial impact on our revenues. For the year ended December 31, 2003, our top five customers, including those of our joint ventures, accounted for approximately 44% of our revenues. Approximately two-thirds of our shipments for the same period were to the steel service center and transportation (including automotive) markets. The loss of one or more major customers or decreased sales to the steel service center and transportation (including automotive) markets could adversely affect our operating results.

Product liability claims could adversely affect our results of operations.

We could be held liable for claims for damages related to the products we sell or for other matters. It is possible that the incidental and consequential damages related to our products could be significant. We sell products to major manufacturers such as automobile and appliance producers. If steel were to be provided to a manufacturer inconsistent with the specifications for their order, significant disruptions to that customer's production lines could result. In addition, some of the products that we sell are used in safety-critical applications such as automobile axles. While we currently carry general liability insurance, including product liability coverage, we may not continue to do so. Even if we have

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insurance, in the event of a loss, coverage may not be sufficient and our insurance may be unable to pay amounts owed us.

We may be unable to fully utilize our deferred tax asset.

In order to fully recognize the $431.2 million deferred tax asset recorded as of December 31, 2003, we will need to generate taxable income of approximately $1.2 billion during the next 20 years to utilize our temporary differences and net operating loss carryforwards before they expire. Our ability to generate taxable income is subject to general economic, financial, competitive, legislative, regulatory and other factors which are beyond our control. Consequently, we cannot assure you that we will generate sufficient taxable income to realize our deferred tax asset. If we generate lower taxable income than the amount we have assumed in determining the deferred tax asset, then a valuation reserve will be required, with a corresponding charge against income.

RISKS RELATING TO THE NOTES

There may not be sufficient collateral to pay all or any of the notes.

The value of the collateral securing the notes may be insufficient to secure their payment. The notes will be secured by First Mortgage Bonds that are secured by a mortgage on the real property comprising our Indiana Harbor Works, a 1,900-acre facility located in East Chicago, Indiana (except for certain leased facilities, including a continuous anneal line, and two continuous casters). The ranking of the lien securing the First Mortgage Bonds which are pledged to secure the notes on the Indiana Harbor Works is equal with $243.6 million of First Mortgage Bonds (on a pro forma basis). Of this total, $160 million non-interest bearing First Mortgage Bonds are pledged to the PBGC until certain tests are met. As of December 31, 2003, the property, plant and equipment of the Indiana Harbor Works securing the First Mortgage Bonds had a net book value of approximately $1.6 billion. However, the net book value may not be indicative of the value that could be realized in connection with a sale upon foreclosure.

The actual value of the collateral at any time will depend upon market and other economic conditions. By its nature, the collateral generally will consist of illiquid assets that may have to be sold at a substantial discount in an insolvency situation and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, the proceeds from any sale or liquidation of this collateral may not be sufficient to pay our obligations under the notes and the other indebtedness secured by First Mortgage Bonds. In the event that the proceeds from any sale or liquidation of the collateral are insufficient to pay our obligations under the notes, the holders of the notes (to the extent not repaid from the proceeds of the sale of the collateral) would only have an unsecured claim against our remaining assets, substantially all of which, other than our interest in our joint ventures, are pledged as security to lenders under various borrowing arrangements.

In the event of a bankruptcy of the pledgor of the First Mortgage Bonds or the Company, the ability of the holders of the notes or the trustee of the First Mortgage Bonds to realize upon the collateral will be subject to certain bankruptcy law limitations.

The ability of holders of the notes to realize upon the collateral securing the notes (principally consisting of the pledged First Mortgage Bonds) and the ability of the trustee for the First Mortgage Bonds to realize on the collateral securing the First Mortgage Bonds will be subject to certain bankruptcy law limitations in the event of a bankruptcy of the entity pledging the First Mortgage Bonds or the Company. Under applicable federal bankruptcy laws, secured creditors are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of security repossessed from such a debtor, without bankruptcy court approval. Moreover, applicable federal

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                                                                              17
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RISK FACTORS
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bankruptcy laws generally permit the debtor to continue to retain collateral even though the debtor is in default under the applicable debt instruments, provided generally that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to the circumstances, but is intended in general to protect the value of the secured creditor's interest in the collateral at the commencement of the bankruptcy case and may include cash payments or the granting of additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition of the collateral by the debtor during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, we cannot predict whether payments under the notes would be made following commencement of and during a bankruptcy case, whether or when the trustees under the indentures for the notes or the First Mortgage Bonds could foreclose upon or sell the collateral or whether or to what extent holders of notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of "adequate protection."

A downgrade in our credit rating could adversely affect the trading price of the notes.

The trading prices for the notes will be directly affected by our credit rating. Credit rating agencies continually revise their ratings for companies that they follow, including us. Any ratings downgrade could adversely affect the trading price of the notes or the trading market for the notes to the extent a trading market for the notes develops. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of the notes. Any trading by arbitrageurs could, in turn, affect the trading prices of the notes.

You may not be able to recover in civil proceedings against Ispat International for U.S. securities laws violations.

Ispat International is incorporated under the laws of The Netherlands with its corporate seat in Rotterdam, The Netherlands. Most of the members of its Board of Managing Directors and its executive officers are residents of jurisdictions outside the United States. Certain of Ispat International's assets, its operating subsidiaries' assets (other than our assets) and the assets of most of the members of its Board of Managing Directors and its executive officers are located outside the United States. Though Ispat International has consented to service of process in the United States, it may be difficult for investors to effect service of process in the United States upon members of its Board of Managing Directors and its executive officers, or to enforce outside the United States judgments obtained against Ispat International or such persons in U.S. courts, including actions predicated upon the civil liability provisions of U.S. securities laws. We have been informed by our Dutch counsel, De Brauw Blackstone Westbroek N.V., that in such counsel's opinion, under Dutch law, a judgment rendered by a court in the United States will not be recognized and enforced by the Dutch courts. However, if a person has obtained a final and conclusive judgment for the payment of money rendered by a court in the United States (the "foreign court") which is enforceable in the United States (the "foreign judgment") and files his claim with the competent Dutch court, the Dutch court will generally give binding effect to the foreign judgment insofar as it finds that the jurisdiction of the foreign court has been based on grounds which are internationally acceptable and that proper legal procedures have been observed and unless the foreign judgment contravenes Dutch public policy.

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RISK FACTORS
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Dutch insolvency laws may adversely affect a recovery by the holders of the notes under the Parent guarantee.

Ispat International, a guarantor of the notes, is a Dutch company. If Ispat International had to pay the holders of the notes under the guarantee, because Dutch insolvency laws differ significantly from insolvency proceedings in the United States, such laws may make it more difficult for holders of the notes to effect a restructuring of Ispat International or to recover the amount they would have recovered in a liquidation or bankruptcy proceeding in the United States. There are two primary insolvency regimes under Dutch law. The first, moratorium of payment (surseance van betaling), is intended to facilitate the reorganization of a debtor's debts and enable the debtor to continue as a going concern. The second, bankruptcy (faillissement), is primarily designed to liquidate and distribute the assets of a debtor to its creditors.

Upon commencement of moratorium of payment proceedings, the court will grant a provisional moratorium. A definitive moratorium will generally be granted upon the approval of a qualified majority of the unsecured creditors, which would include the holders of the notes as beneficiaries of the unsecured guarantee. In both cases, creditors will be precluded from attempting to recover their claims from the assets of the debtor. This moratorium is subject to exceptions, the most important of which excludes secured and preferential creditors (such as tax and social security authorities) from the protection of the moratorium. Unlike Chapter 11 proceedings under U.S. bankruptcy law, during which both secured and unsecured creditors are generally barred from seeking to recover on their claims, during Dutch moratorium of payment proceedings, secured creditors may proceed against the assets that secure their claims to satisfy their claims. A recovery under Dutch law, therefore, could involve a sale of the assets of the debtor in a manner that does not reflect the going concern value of the debtor. Consequently, Dutch insolvency laws could preclude or inhibit the ability of the holders of the notes to effect a restructuring of Ispat International and could reduce their recovery in a Dutch insolvency proceeding. As of December 31, 2003, Ispat International's subsidiaries had $2.0 billion of secured debt.

In connection with Dutch bankruptcy proceedings, the assets of a debtor are generally liquidated and the proceeds distributed to the debtor's creditors on the basis of the relative claims of those creditors, and certain parties (such as secured creditors) will have special rights that may adversely affect the interests of holders of the notes. The claim of a creditor may be limited depending on the date the claim becomes due and payable in accordance with its terms. Each of these claims will have to be resubmitted to the receiver of Ispat International to be verified by the receiver. "Verification" under Dutch law means the determination of the value of the claim. Whether and to what extent it will be admitted in the bankruptcy proceedings may be based on a net present value analysis. Creditors that wish to dispute the valuation of their claims will need to commence a court proceeding. These verification procedures could cause holders of the notes to recover less than the principal amount of their notes or less than they could recover in a U.S. liquidation. Such verification procedures could also cause payments to the holders of the notes to be delayed compared with holders of undisputed claims.

Canadian insolvency laws may adversely affect a recovery by holders of the notes.

The Issuer and 3019693 Nova Scotia U.L.C., a guarantor of the notes, are unlimited liability companies incorporated under the laws of the Province of Nova Scotia, Canada. The ability of the holders of the notes to realize upon the assets of the Issuer and 3019693 Nova Scotia U.L.C. may be subject to certain bankruptcy and insolvency law limitations in the event of the bankruptcy or insolvency of either of these entities.

Canadian insolvency legislation of general application is federal. It consists of the Bankruptcy and Insolvency Act (Canada) (the "BIA"), the Winding up and Restructuring Act (Canada) (the "WURA")

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                                                                              19
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RISK FACTORS
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and the Companies' Creditors Arrangement Act (Canada) (the "CCAA"). Under the
BIA and the WURA, the assets of an insolvent company may be liquidated subject to the rights of secured creditors and the proceeds distributed to ordinary creditors who have proved claims against the debtor company. Alternatively, each of the BIA, the CCAA and the WURA permits an insolvent company to obtain a stay of proceedings and restructure its obligations to creditors subject to court supervision and the provisions of those statutes. Under the BIA and the CCAA, a restructuring of the obligations of the debtor company must be approved by a majority in number representing two-thirds in value of each class of creditors affected by the restructuring. Under the WURA, the requirement for approval is a majority in number representing three-quarters in value of each class of creditors affected by the restructuring.

If it applies, the CCAA is often the statute of choice. Under the CCAA, an insolvent company applies to the court for an order obtaining a temporary stay of proceedings against it by creditors and other persons dealing with the corporation of up to 30 days, which can be extended by the court in order to permit the debtor company to present a restructuring plan to its creditors, seek approval and implement such plan. The CCAA requires that a court officer be appointed to monitor the affairs of the debtor company while it is under court supervision and to report to the court on the state of the debtor company's business and financial affairs, including any material adverse change therein while the debtor company is under court protection. Subject to orders of the court either increasing the powers of the monitor or appointing an interim receiver, the debtor company and its management remain in possession and control of the assets of the debtor company while it is under court protection. Secured creditors would be prevented from exercising remedies based on defaults under their security without court approval.

Parent is a holding company with no material assets other than its ownership interest in its subsidiaries. Parent's guarantee of the notes will be structurally subordinated to all liabilities of its subsidiaries that are not Obligors on the notes.

Ispat International will guarantee the notes. In addition to guaranteeing the notes, Ispat International has guaranteed the debt and liabilities of some of its other subsidiaries. As of December 31, 2003, Ispat International's total consolidated debt (including Ispat Inland's debt) was $2.3 billion, almost all of which was secured by liens of production plant and current assets of operating subsidiaries. Of this debt, approximately $1.5 billion was guaranteed by Ispat International. In addition, Parent expects that it may enter into liquidity support agreements that may require it to make capital contributions or subordinated loans to certain of Parent's subsidiaries. The indenture governing the notes does not restrict Ispat International or its subsidiaries from incurring additional debt or guaranteeing any debt of others in the future.

Ispat International is a holding company and does not directly conduct any business operations. Its business is carried out by several operating subsidiaries consisting of us and its other subsidiaries. Your rights to receive payments under the guarantee will be junior to all liabilities of Ispat International's subsidiaries (other than the issuer and the Guarantors).

The notes will not be registered under the Securities Act and may not be resold except pursuant to an effective registration statement or an exemption from registration.

The notes will not be registered under the Securities Act or any state securities laws. Accordingly, purchasers of the notes will not be able to offer or sell them absent an exemption from the registration requirements of the Securities Act and applicable states securities laws or pursuant to an effective registration statement.

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RISK FACTORS
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We have agreed to file a registration statement relating to an exchange offer for the notes and use our best efforts to cause such registration statement to become effective under the Securities Act. However, the SEC has broad discretion on whether to declare any registration statement effective and may delay or deny the effectiveness of any registration statement for a variety of reasons.

The lack of a public market for the notes may limit their liquidity.

There is currently no trading market for the notes and we do not intend to list them on any exchange. Although the initial purchaser has informed us that they intend to make a market in the notes, they are not obligated to do so and they may cease doing so at any time. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. In addition, such market-making activities will be subject to limits imposed by the Securities Act and the Securities Exchange Act of 1934. As a result, even if there is a trading market for the notes, it may not provide enough liquidity for you to sell your notes.

The Issuer may be unable to purchase the notes upon a change of control.

Upon the occurrence of "change of control" events, you may require the Issuer to purchase your notes at 101% of their principal amount, plus accrued interest. The Issuer's ability to repurchase notes will depend on our ability to repurchase a like aggregate amount of First Mortgage Bonds that are pledged as collateral for the notes. We cannot assure you that we will have the financial resources to purchase the First Mortgage Bonds, particularly if that change of control event triggers a similar repurchase requirement for, or results in the acceleration of, other indebtedness. In addition, the agreements governing our other debt may prohibit us from purchasing the First Mortgage Bonds in the event of a change in control. Future debt we incur may further limit our ability to purchase the First Mortgage Bonds upon a change of control. Moreover, the exercise by the holders of the notes of their repurchase right could cause a default under that debt, even if the change of control itself does not cause a default, due to the financial effect on us.

No title insurance policies or surveys will be obtained with respect to the real property collateral that secures the First Mortgage Bonds.

No customary title insurance policies or surveys will be obtained with respect to the land and improvements located at Indiana Harbor Works which secures the First Mortgage Bonds, which, in turn, secure the notes. As a result, no title insurance proceeds will be available in the event of any loss arising out of any challenge to our title to such mortgaged property or any liens or claims against such property that may have priority over the first mortgage, as amended and supplemented, which secures the First Mortgage Bonds. In addition, surveys that are provided typically to, among other things, confirm boundary lines of the mortgaged property and improvements located thereon and reveal the existence of encroachments or adverse possession claims will not be obtained. The existence of any such title defects, liens, claims or encroachments against such mortgaged property could impair the value of such property and reduce the amount that may be recovered upon foreclosure of the liens thereon.

The notes and the subsidiary guarantees may not be enforceable because of fraudulent conveyance laws.

The guarantees by the Company's subsidiaries may be subject to review under U.S. federal bankruptcy law or relevant state fraudulent conveyance laws if a bankruptcy case or lawsuit is commenced by or

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                                                                              21
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RISK FACTORS
--------------------------------------------------------------------------------

on behalf of our unpaid creditors. Generally, under these laws, if in such a case or lawsuit a court were to find that at the time a subsidiary of the Company issued a guarantee:

+ such subsidiary issued a guarantee with the intent of hindering, delaying or defrauding current or future creditors; or

+ such subsidiary guarantor received less than reasonably equivalent value of fair consideration for its guarantee and such subsidiary guarantor:

    + was insolvent or was rendered insolvent by reason of the issuance of its guarantee;

    + was engaged, or was about to engage, in a business or transaction for which such guarantor's remaining assets constituted unreasonably small capital to carry on its business; or

    + intended to incur, or believed that it would incur, indebtedness or other obligation beyond the ability to pay such indebtedness or obligation as it matured (as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes);

then the court could void such subsidiary guarantee or subordinate the amounts owing under such guarantee to its presently existing or future indebtedness or take other actions detrimental to you.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. Generally, a subsidiary would be considered insolvent if, at the time it incurred indebtedness or issued a guarantee:

+ it could not pay its debt or contingent liabilities as they become due;

+ the sum of its debts (including contingent liabilities) is greater than its assets, at fair valuation; or

+ the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured.

If a guarantee is voided as a fraudulent conveyance or is found to be unenforceable for any other reason, you will not have a claim against such subsidiary guarantor.

If there is a foreclosure on the collateral securing the First Mortgage Bonds, you may be subject to claims and liabilities under environmental laws and regulations.

Lenders that hold a security interest in real property may be held liable under environmental laws for the costs of remediating or preventing releases or threatened releases of hazardous materials at or from the mortgaged property. While lenders that neither foreclose on nor participate in the management of a mortgaged property generally have not been subject to liability, lenders that take possession of a mortgaged property or that participate in the management of a mortgaged property must carefully and strictly adhere to federal and state rules to avoid liability. In this regard, the collateral agent, the trustee and the holders of the First Mortgage Bonds would need to evaluate the impact of these potential liabilities before determining to foreclose on the mortgaged properties securing the First Mortgage Bonds and exercising other available remedies. In addition, the collateral agent for the notes may refuse to direct the trustee under the First Mortgage Bonds to foreclose on the collateral securing the First Mortgage Bonds and the trustee under the First Mortgage Bonds may decline to foreclose upon the mortgaged properties or exercise remedies available to the extent that they do not receive indemnification to their satisfaction from the holders of the notes. See "--Risks Relating To Our Business--We may have to spend substantial sums to meet environmental regulations."

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RISK FACTORS
--------------------------------------------------------------------------------

The holder of the subordinated mortgage on the Indiana Harbor Works could raise objections to a foreclosure sale by the trustee of the First Mortgage Bonds if the sale is not made in accordance with the statutory foreclosure procedures.

In 1994, we granted the United Steelworkers of America a subordinated mortgage on our Indiana Harbor Works as collateral security for the payment of those post-retirement medical and life insurance benefits to retired employees which are not funded under our welfare plan and trust (the "Unfunded OPEB Obligations"). The United Steelworkers of America mortgage is subject and subordinate in all respects to the First Mortgage, permits the Trustee under the First Mortgage full latitude to take all actions thereunder without the consent or notice to the United Steelworkers of America and provides that upon an event of default under the First Mortgage, the United Steelworkers of America may not take any enforcement action under its subordinated mortgage except to join in any such action as is then being asserted by the Trustee under the First Mortgage. A foreclosure sale by the Trustee of the First Mortgage Bonds would be governed by the Indiana mortgage foreclosure statute. In the event of such a sale, the subordinated mortgage could claim procedural deficiencies in the foreclosure action and seek to set aside the Sheriff's sale if the sale proceeds were insufficient to pay off both the First Mortgage Bonds and the Unfunded OPEB Obligations. The distribution of the proceeds of the foreclosure sale to the holders of the notes might be delayed pending a judicial resolution of any such claim.

Additionally, the trustee for the notes has entered into an intercreditor agreement with one of our existing lenders and has taken certain other actions to provide such lender access and certain other rights with respect to processing the inventory and related assets securing our obligations to such lender which are maintained at the property constituting the collateral for the First Mortgage Bonds. The intercreditor agreement could have the effect of delaying any sale of the collateral for the First Mortgage Bonds by the trustee for the First Mortgage Bonds following a foreclosure. See "Description of intercreditor arrangements--PPE Access Intercreditor Arrangements."

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                                                                              23

--------------------------------------------------------------------------------

USE OF PROCEEDS

We estimate that we will receive net proceeds of $785 million from the issuance and sale of the notes offered through this offering memorandum, after deducting fees and expenses of this offering.

We intend to use the net proceeds from the sale of the notes to repay certain of our existing indebtedness, including revolving credit, which will release funds available for general corporate purposes. Specifically, we intend to completely repay the outstanding balance of $330.8 million on the Tranche B loans (due July 16, 2005) and $330.8 million on the Tranche C loans (due July 16, 2006) under our credit agreement, completely repay the outstanding balance ($90 million at December 31, 2003) under our inventory revolving credit facility (due April 30,
2007) and use the remainder of the net proceeds ($33.4 million at December 31,
2003) to partially repay our receivables revolving credit facility (due November 5, 2005). The approximately $175 million inventory revolving credit facility and the approximately $185 million receivables revolving credit facility will each remain in place, subject to collateral availability.

Borrowings under our credit agreement were used to fund a portion of the acquisition price paid when Ispat International acquired us. The average interest rate of borrowings under the credit agreement was 5.1% in 2003.

Borrowings under our receivables and inventory revolving credit facilities were used for general corporate purposes. Interest rates for borrowings under the receivables revolving credit facility averaged approximately 2% in 2003. The average interest on borrowings under the inventory revolving credit facility was approximately 4% in 2003.

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

--------------------------------------------------------------------------------

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2003 on an actual basis and as adjusted to give effect to this offering and use of the net proceeds thereof.

The financial data in the following table are derived from our audited consolidated balance sheet as of December 31, 2003, as adjusted for this offering and use of proceeds thereof. The following data are qualified in their entirety by our financial statements and other information contained elsewhere or incorporated by reference in this offering memorandum.

                                                              AS OF DECEMBER 31, 2003
                                                              ------------------------
                                                               ACTUAL     AS ADJUSTED
--------------------------------------------------------------------------------------
                                                                   (IN MILLIONS)
Cash and cash equivalents...................................  $   13.4      $   13.4
                                                              ========      ========
Debt:(1)
  Secured debt:
     Credit facilities:
       Ispat Inland Administrative Service Company
        receivables revolving credit facility(2)............  $  150.0      $  116.6
       Inventory revolving credit facility(3)...............      90.0            --
                                                              --------      --------
          Total debt under revolving credit facilities......     240.0         116.6
     First mortgage bonds:
       Series U, Tranche B, due July 16, 2005 (including
        short-term portion)(4)..............................     330.8            --
       Series U, Tranche C, due July 16, 2006 (including
        short-term portion)(4)..............................     330.8            --
       Series R, 7.9% due January 15, 2007..................      28.2          28.2
       Pollution Control Series 1977, 5.75% due February 1,
        2007................................................      18.6          18.6
       Pollution Control Series 1993, 6.8% due June 1,
        2013................................................      24.7          24.7
       Pollution Control Series 1995, 6.85% due December 1,
        2012................................................      12.1          12.1
       First Mortgage Floating Rate Bonds due 2010 offered
        hereby(5)...........................................        --
       First Mortgage Bonds,   % due 2014 offered
        hereby(5)...........................................        --
                                                              --------      --------
          Total first mortgage bonds(6).....................     745.2         883.6
                                                              --------      --------
            Total secured debt(6)...........................     985.2       1,000.2
  Industrial development revenue bonds:
     Pollution Control Project No. 11, 7.125% due June 1,
      2007..................................................      20.9          20.9
     Pollution Control Project No. 13, 7.25% due November 1,
      2011..................................................      37.4          37.4
     Exempt Facilities Project No. 14, 6.7% due November 1,
      2012..................................................       5.4           5.4
     Exempt Facilities Project No. 15, 5.75% due October 1,
      2011..................................................      49.9          49.9
     Exempt Facilities Project No. 16, 7% due January 1,
      2014..................................................       7.7           7.7
                                                              --------      --------
       Total obligations for industrial development revenue
        bonds...............................................     121.3         121.3
  Short-term note payable...................................      15.0          15.0
          Total debt excluding shareholder advances.........   1,121.5       1,136.5
  Shareholder advances (subordinated).......................     215.8         215.8
                                                              --------      --------
Total debt..................................................   1,337.3       1,352.3
Stockholders' deficit.......................................    (387.3)       (387.3)
                                                              --------      --------
  Total capitalization......................................  $  950.0      $  965.0
                                                              ========      ========

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                                                                              25

CAPITALIZATION
--------------------------------------------------------------------------------

------------
(1) Includes current portion of long-term debt. All references to secured debt, total debt excluding shareholder advances and total debt exclude $160.0 million of non-interest bearing Series X First Mortgage Bonds that are pledged to the PBGC to provide financial assurance with respect to our pension obligations. See "Description of other indebtedness of Ispat Inland Inc.--First Mortgage Bonds--Series X."

    On July 16, 1998, Ispat International N.V. acquired Inland Steel Company from Inland Steel Industries, Inc., now called Ryerson Tull, Inc. As a result of the acquisition, long-term debt was recorded at the fair value of each series of debt at July 17, 1998. The fair value of the debt was in excess of the face value which resulted in the recording of a bond premium for each series of debt. In the fourth quarter of 2003, we resold $6.2 million of our Exempt Facilities Project No. 15 and $8.6 million of our Pollution Control Project No. 13 bonds at a discount. These premiums and discounts are being amortized over the remaining life of each series of debt. The bond premiums and discounts as of December 31, 2003 (in millions) are listed in the table below.

    Series R, 7.9% due January 15, 2007.........................  $ 0.3
    Pollution Control Series 1977, 5.75% due February 1, 2007...  $ 0.1
    Pollution Control Series 1993, 6.8% due June 1, 2013........  $ 1.7
    Pollution Control Series 1995, 6.85% due December 1, 2012...  $ 0.8
    Pollution Control Series No. 11, 7.125% due June 1, 2007....  $ 0.9
    Pollution Control Project No. 13, 7.25% due November 1,
      2011......................................................  $(0.6)
    Exempt Facilities Project No. 14, 6.7% due November 1,
      2012......................................................  $ 0.3
    Exempt Facilities Project No. 15, 5.75% due October 1,
      2011......................................................  $(2.0)
                                                                  -----
                                                                  $ 1.5
                                                                  =====

(2) Ispat Inland Administrative Service Company, our special purpose receivables financing subsidiary, has a $185 million committed revolving credit facility with a group of banks expiring in November 2005. At December 31, 2003, based on the amount of eligible receivables as collateral, there was $10 million of additional availability under the line. Drawings under the line included $150 million of loans and $20 million of letters of credit.

(3) We have an approximately $175 million committed revolving credit facility secured by inventory expiring April 2007. At December 31, 2003, based on the amount of eligible collateral, there was $21 million of additional availability under the line. Additionally, an extra $10 million of borrowing is available for any two consecutive days to meet temporary cash needs.

(4) Pledged to Credit Suisse First Boston, as agent for the lenders, under our credit agreement, dated July 16, 1998.

(5) Issued to secure the notes offered hereby.

(6) Total first mortgage bonds, as adjusted, and total secured debt, as adjusted, include an aggregate of $800.0 million of First Mortgage Floating
    Rate Bonds due 2010 and First Mortgage Bonds,   % due 2014 offered hereby.

--------------------------------------------------------------------------------
 26

--------------------------------------------------------------------------------

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected consolidated financial and other data as of and for the periods indicated and should be read in conjunction with "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements included elsewhere in this offering memorandum. The balance sheet and income statement data set forth below as and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 have been derived from our audited financial statements.

Selected financial data for Ispat International is set forth in its Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated by reference in this offering memorandum.

                                                       YEAR ENDED DECEMBER 31,
                                         ----------------------------------------------------
(IN MILLIONS, EXCEPT TONNAGE DATA)         1999       2000       2001       2002       2003
----------------------------------------------------------------------------------------------
STATEMENT OF INCOME DATA:
Sales..................................  $2,477.9   $2,383.6   $2,084.1   $2,303.4   $2,222.9
Cost of goods sold (excluding
  depreciation)........................   2,186.9    2,181.8    2,064.1    2,082.1    2,103.1
Workforce reduction....................        --        4.1(1)    18.2(2)    (0.6)(2)     --
Legal settlement.......................        --       15.5(3)    (7.5)(4 )    --         --
Asset impairment charge................        --         --         --       62.0(5)      --
Selling, general and administrative
  expenses.............................      42.8       40.4       32.6       27.8       27.0
Depreciation...........................     106.3      106.0      104.3       99.1       97.0
                                         --------   --------   --------   --------   --------
Operating profit (loss)................     141.9       35.8     (127.6)      33.0       (4.2)
Other (income) expense, net............       0.7       (3.3)     (24.5)     (30.4)      (8.6)
Interest expense on debt...............      86.2       97.2       94.4       77.0       70.9
                                         --------   --------   --------   --------   --------
Profit (loss) before income taxes......      55.0      (58.1)    (197.5)     (13.6)     (66.5)
Cost (benefit) for income taxes........      19.0      (25.2)     (71.5)      (6.5)     (15.5)
                                         --------   --------   --------   --------   --------
Net income (loss) before cumulative
  change in accounting principle.......      36.0      (32.9)    (126.0)      (7.1)     (51.0)
Cumulative effect of change in
  accounting principle.................        --         --         --         --       (1.6)
                                         --------   --------   --------   --------   --------
Net income (loss)......................  $   36.0   $  (32.9)  $ (126.0)  $   (7.1)  $  (52.6)
                                         ========   ========   ========   ========   ========
BALANCE SHEET DATA:
Cash and cash equivalents..............  $   13.1   $   24.0   $   24.2   $   10.0   $   13.4
Property, plant and equipment, net.....   1,906.5    1,882.1    1,805.4    1,733.9    1,751.3
Total assets...........................   3,063.4    3,122.2    3,037.3    3,163.8    3,136.0
Secured debt(6)........................     876.7      963.2      971.5      980.8      985.2
Total debt excluding shareholder
  advances(7)(8).......................   1,006.7    1,092.6    1,100.1    1,093.1    1,121.5
Total debt(9)..........................   1,006.7    1,092.6    1,254.3    1,248.9    1,337.3
Stockholders' equity (deficit).........     448.3      367.3       22.3     (238.2)    (387.3)

--------------------------------------------------------------------------------

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
--------------------------------------------------------------------------------

                                                       YEAR ENDED DECEMBER 31,
                                         ----------------------------------------------------
(IN MILLIONS, EXCEPT TONNAGE DATA)         1999       2000       2001       2002       2003
---------------------------------------------------------------------------------------------
OTHER DATA:
Tons shipped (000).....................     5,799      5,599      5,353      5,654      5,300
Adjusted EBITDA(10)....................  $  245.2   $  160.4   $    5.6   $  193.4   $  154.0
Operating cash flow....................      94.3       28.5     (137.7)      21.3       22.3
Capital expenditures...................      55.1       83.0       28.6       52.4      111.3
Secured debt/Adjusted EBITDA(6)(10)....       3.6x       6.0x        NM        5.1x       6.4x
Total debt excluding shareholder
  advances/ Adjusted EBITDA(7)(8)(10)..       4.1x       6.8x        NM        5.7x       7.3x
Adjusted EBITDA/interest expense on
  debt excluding shareholder
  advances(10)(11).....................       2.8x       1.7x       0.1x       2.8x       2.5x

- ------------
NM Not Meaningful.
 (1) In 2000, we recorded charges of $4.1 million for severance and termination benefit cost related to a workforce reduction of salaried non-represented employees.

 (2) In 2001, we recorded charges of $18.2 million for severance and termination benefit cost related to workforce reductions of approximately 250 salaried non-represented employees. In 2002, $0.6 million of the 2001 workforce reduction provision was reversed due to changes from previous estimates.

 (3) In 2000, we recorded a charge of $15.5 million for the settlement of a lawsuit related to the sale of polymer coated steel by us to a culvert fabricator for use in federal and state highway construction projects in Louisiana. See Note 11 to the Consolidated Financial Statements.

 (4) In 2001, we settled a number of disputes with Ryerson Tull, Inc. that had arisen under the May 27, 1998 Merger Agreement. The settled disputes included our claim against Ryerson Tull, Inc. for indemnification in connection with the resolution of the federal lawsuit and investigation related to the sale of polymer coated steel by us to a culvert fabricator for use in federal and state highway construction projects in Louisiana. Ryerson Tull, Inc. paid $7.5 million to us and the parties released certain claims each had against the other. See Note 11 to the Consolidated Financial Statements.

 (5) Our results for 2002 were negatively impacted by two impairment charges totaling $62.0 million. As outlined in SFAS No. 144, we recognized the impairment of our idled 2A Bloomer and 21" Bar Mill facilities due to deteriorating market conditions and recorded an asset write-off of $23.0 million. In addition, in accordance with APB No. 18, we evaluated our investment in the Empire Mine. We identified conditions indicating that a permanent loss in the value of the investment had occurred, and as a result we recorded a $39.0 million impairment charge for the Empire Mine investment and related fluxing equipment.

 (6) Secured debt includes the First Mortgage Bonds excluding the $160 million non-interest bearing Series X First Mortgage Bond, the Ispat Inland Administrative Service Company revolving credit facility and the Inventory revolving credit facility. See "Description of other indebtedness of Ispat Inland Inc. -- First Mortgage Bonds -- Series X."

 (7) "Shareholder advances" are advances from Ispat International and special purpose financing subsidiaries.

 (8) Total debt excluding shareholder advances includes secured debt, the Industrial Revenue Bonds and the short-term note payable.

 (9) Total debt includes secured debt, the Industrial Revenue Bonds, the short-term note payable and the shareholder advances.

(10) Adjusted EBITDA represents net income before depreciation, interest income, interest expense on debt, income taxes, cumulative effect of change in accounting principle, gain on early extinguishment of debt previously classified as extraordinary and unusual items. Items excluded are: workforce reductions, legal settlements, asset impairments, and the reline of No. 7 Blast Furnace. Adjusted EBITDA is provided because it is a measure commonly used to assess a company's operating performance and its ability to service its debt. We use this measure to compare our operating performance with that of our competitors. Adjusted EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to net income as a measure of performance or to cash flow as a measure of liquidity. Adjusted EBITDA is not necessarily comparable with similarly titled measures for other companies. We believe that Adjusted EBITDA can assist in comparing company performance on a consistent basis without regard to amounts such as depreciation and amortization, which may vary significantly depending on accounting methods or non-operating factors such as historical cost bases.

--------------------------------------------------------------------------------
 28

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
--------------------------------------------------------------------------------

  The following table reconciles Adjusted EBITDA to EBITDA; to the most directly comparable GAAP measure of operating performance, which we believe to be net income (loss).

                                                                           YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------------
(IN MILLIONS)                                                  1999     2000       2001        2002        2003
-----------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)...........................................  $ 36.0   $ (32.9)   $(126.0)    $ (7.1)     $(52.6)
  Depreciation..............................................   106.3     106.0      104.3       99.1        97.0
  Interest income...........................................    (2.3)     (3.3)      (1.5)      (0.5)       (0.6)
  Interest expense on debt(a)...............................    86.2      97.2       94.4       77.0        70.9
  Income taxes..............................................    19.0     (25.2)     (71.5)      (6.5)      (15.5)
                                                              ------   -------    -------     ------      ------
EBITDA......................................................   245.2     141.8       (0.3)     162.0        99.2
  Gain from early extinguishment of debt(b).................      --      (1.0)      (4.8)     (30.0)         --
  Change in accounting principle............................      --        --         --         --         1.6
  Workforce reduction.......................................      --       4.1(1)    18.2(2)    (0.6)(2)      --
  Legal settlement..........................................      --      15.5(3)    (7.5)(4)     --          --
  Asset impairments.........................................      --        --         --       62.0(5)       --
  Reline of No. 7 Blast Furnace.............................      --        --         --         --        53.2(c)
                                                              ------   -------    -------     ------      ------
ADJUSTED EBITDA.............................................  $245.2   $ 160.4    $   5.6     $193.4      $154.0
                                                              ======   =======    =======     ======      ======

-------------
(a) Interest expense includes interest expense accrued on shareholder advances:
    $5.4 million in 2001, $8.1 million in 2002 and $8.9 million in 2003.

(b) Represents gains on the early extinguishment of debt previously classified as extraordinary prior to the issuance of SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections."

(c) To facilitate the relining of the No. 7 Blast Furnace and the associated shutdown, we had to purchase a significant quantity of slabs, produce a larger percentage of hot metal at our less efficient, smaller blast furnaces, incur additional material handling costs associated with the quantity of purchased slabs and purchase additional electricity off of the power grid since waste blast furnace gas was not available for conversion into electricity. Approximately $46.3 million of the adjustment relates to the estimated cost differential between the price we paid for purchased slabs and our incremental slab production cost.

(11) The following table reconciles cash paid during the year for interest to interest expense on debt excluding shareholder advances.

                                                              1999    2000     2001    2002    2003
-----------------------------------------------------------------------------------------------------
Cash paid during the year for interest......................  $97.4   $85.9   $100.2   $74.2   $62.4
Add: Ending accrued interest................................    4.1    15.4      9.6    12.4    20.9
Less: Beginning accrued interest............................   15.3     4.1     15.4     9.6    12.4
                                                              -----   -----   ------   -----   -----
Interest expense per income statement.......................   86.2    97.2     94.4    77.0    70.9
Less: Interest expense on shareholder advances..............     --      --      5.4     8.1     8.9
                                                              -----   -----   ------   -----   -----
Interest expense on debt excluding shareholder advances.....  $86.2   $97.2   $ 89.0   $68.9   $62.0
                                                              =====   =====   ======   =====   =====

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements included elsewhere in this offering memorandum.

Operating and Financial Review and Prospects for Ispat International are set forth in its Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated by reference in this offering memorandum.

OVERVIEW

We are a U.S. integrated steel producer with two steelmaking divisions (Flat Products and Bar), two steel finishing joint ventures, I/N Tek (a cold-rolling mill) and I/N Kote (two galvanizing lines), and interests in iron ore production facilities. We produce and sell carbon and high-strength low-alloy steel grades to the automotive, appliance, steel service center, office furniture and electrical motor markets.

Demand for steel products is highly cyclical in nature while steel producers historically have been reluctant to reduce supply given their relatively high level of fixed costs. Recently, the cyclical fluctuations have become more pronounced. The key drivers for maintaining a competitive position and good financial performance in this challenging environment are product differentiation, customer service, focused cost reduction and cash management. These drivers have been and continue to be the core elements of the company's operating philosophy.

Our financial statements consolidate our operations and accounts with those of all of the subsidiaries in which we have a controlling interest. We also have investments in I/N Tek, I/N Kote and other operations that are accounted for under the equity method due to our ability to exercise significant influence over the investees' operating and financial policies and, because the operations of these companies are integrated with our basic steelmaking operations, our proportionate share of their income (loss) is reflected in our cost of products sold in the consolidated statements of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The information on and analysis of our operating results and financial condition are based on amounts contained in our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make judgments in relation to certain estimates and assumptions used in the application of accounting policies. These judgments and estimates are made on the basis of available facts and are a normal part of the process of preparing financial statements. While the use of different assumptions and estimates could have caused the results to be different from those reported, we believe that the possibility of material differences between two periods is considerably reduced by consistent application of such judgments.

The accounting policies that we consider critical, in terms of the likelihood of a material impact arising from a change in the assumptions or estimates used in the application of the accounting policy in question, are outlined below.

Pensions and other post employment benefits

The expenses associated with our pension and other post employment benefit plans, as well as the carrying amount of the related assets and liabilities in our balance sheet, are based on several assumptions and factors including the discount rate, expected return on plan assets, market value of

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

underlying assets, expected wage increases, future healthcare cost trends and demographic considerations such as retirement, mortality and turnover. We evaluate these assumptions and factors and update them to reflect our experience and outlook. Changes in the assumptions or differences between actual and expected factors could have a material impact on the associated liabilities, as well as materially increase or decrease the net periodic benefit costs on a year to year basis as discussed below.

We base our estimate of the annual return on plan assets on the long-term historical average rate of return on our pension assets, the investment mix of plan assets between equities, fixed income securities and other investments, and the prospects for the economy and for market returns in the future. We also consult with the plan's consultants and actuaries on these assumptions. We have maintained an expected return on assets of 9.5% for over a decade. This assumption is viewed in a long-term context and is evaluated annually. The expected return is supported by the asset allocation of the pension trust and the historical long-term return on trust assets. Net periodic pension cost is expected to be $53.1 million for 2004. A 0.5% increase or decrease in the expected return would have increased or decreased net pension cost by $9.7 million for 2004.

We use a measurement date of November 30th for our pension and post-retirement benefit obligations. We determine the discount rate applied to pension and other post employment benefit plan obligations at year end based on a number of external indices based on high quality corporate bonds. We lowered the discount rate from 7.1% to 6.25% in 2003 for both our pension and other post employment benefit plans obligations A 0.5% decrease in discount rates would have had the effect of increasing net annual periodic pension expense by $6.8 million and other post employment benefit plans costs by $4.2 million for 2004.

We determine our estimate of the escalation trend in health care rates by evaluating our historical experience under our medical benefit plans for cost increases and through consultation with consultants and practitioners in northwest Indiana where most of our employees and retirees reside and utilize heath care services. We have been successful in managing our health care costs and have experienced lower health care cost increases than those seen more broadly in the economy. For measurement purposes, we have assumed a health care trend rate of 4.5%. The other post employment benefit plans expense for 2004 is expected to be $35.6 million. An increase of 1% in the health care cost trend rate would increase the annual net periodic expense by $8.9 million.

Changes in the assumptions for expected annual return on plan assets and the discount rate do not impact the funding calculations used to derive minimum funding requirements for the pension plans.

In 2003, the effects of a reduction in the discount rate from 7.1% to 6.25% was partially offset by the appreciation of the market value of underlying pension assets resulting in an incremental after-tax non-cash charge of $80.6 million to other comprehensive income, thereby reducing stockholder's equity.

Deferred tax assets

We record deferred tax assets and liabilities for the differences between financial statement and tax bases of assets and liabilities. Deferred tax assets are also recognized for certain tax credits and the estimated future effects of tax loss carry-forwards. We annually review the deferred tax assets to assess the probability of realizing those assets based on projected future taxable income. A valuation allowance is recorded when it appears more likely than not, based on these projections, that the deferred tax assets will not be realized. Based on estimates of projected future taxable income, we expect that it is more likely than not that we will fully realize the deferred tax assets currently recorded on the balance sheet. Accordingly, no valuation allowance has been established.

--------------------------------------------------------------------------------
                                                                              31
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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

Environmental and legal accruals

We are involved in a number of environmental and legal proceedings. We have made accruals of probable costs based on a combination of litigation and settlement strategies on a case-by-case basis. It is possible that results of operations in any future period could be materially affected by changes in assumptions or by the effectiveness of these strategies.

Impairment of long lived assets

As outlined in Statement of Financial Accounting Standards (SFAS) No. 144, an impairment loss must be recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the expected sum of the undiscounted cash flows over its remaining useful life. Additionally, Accounting Principles Board (APB) No. 18, "The Equity Method of Accounting For Investment in Common Stock," requires that a loss in value of an equity method investment that is other than a temporary decline should be recognized in the same manner as a loss in value of other long-lived assets. Based on these accounting standards, we recognized the following impairments in 2002:

+ we recognized impairment of our idled 2A Bloomer and 21" Bar Mill, resulting in an asset write-off of $23.0 million, following our assessment that these facilities, which we idled in the fourth quarter of 2001, were unlikely to be restarted; and

+ we also recognized the write-off of the assets associated with the Empire Mine of $39.0 million in connection with the sale, effective December 31, 2002, of part of our interest in the Empire Partnership (and the sale of our related fluxing equipment) to a subsidiary of Cleveland-Cliffs Inc., thereby reducing our interest in the Empire Mine from 40% to 21%.

Property taxes

Management estimates our liability for property taxes based on the best information available as of the balance sheet date. However, property taxes are subject to a variety of factors outside of our control, including tax rates, legislative actions and assessed values. The actual amount of taxes paid by us in the future could be significantly different from those estimates.

Accounting for equity investments

We periodically review all of our investments in affiliates and joint ventures to determine whether their fair value is less than their respective cost. If the decline in value is judged to be other than temporary, the cost basis of the investment is written down to fair value. The amount of any write-down is included in other operating expenses.

Inventory valuation

Inventories are carried at the lower of cost or market. Cost is principally determined on a first-in, first-out ("FIFO") method. Costs include the purchase costs of raw materials, conversion costs, and an allocation of fixed and variable production overhead. When cost exceeds the estimated net realizable value of inventory, we record provisions to reduce the carrying value of inventory from cost to market.

Derivative financial instruments

We are exposed to market risks, primarily on commodity prices and changes in interest rates. To manage the volatility relating to these exposures, we enter into various derivative transactions in accordance with our hedging policies. We have established a control environment that includes policies and procedures for risk assessment and the approval and monitoring of derivative financial instrument

--------------------------------------------------------------------------------
 32
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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

activities. The financial impacts of these hedging instruments are offset in part or in whole by corresponding changes in the underlying exposures being hedged. We do not hold or issue derivative financial instruments for speculative purposes.

Derivative financial instruments are utilized to manage exposure to fluctuations in cost of natural gas and specific nonferrous metals used in the production process. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires companies to recognize all of their derivative instruments as either assets or liabilities on the balance sheet at fair value. The fair values of derivative financial instruments reflect the amounts we would receive on settlement of favorable contracts or be required to pay to terminate unfavorable contracts at the reporting dates, thereby taking into account the current unrealized gains or losses on open contracts. The fair value of derivative contracts is determined using pricing models that take into account market prices and contractual prices of the underlying instruments, as well as time value, yield curve and volatility factors underlying the positions. For derivative instruments not designated as hedging instruments, both holding and unrealized gains or losses are recognized currently in earnings as part of the cost of the underlying product during the period of change.

Revenue recognition

We recognize revenue when the earnings process is complete and the risks and rewards of ownership have passed to the customer, which generally occurs upon shipment of finished product. Provisions for discounts to customers are recorded based on terms of sale in the same period the related sales are recorded. We record estimated reductions to revenue for customer programs and incentive offerings. We record all amounts billed to a customer in a sales transaction related to shipping and handling as revenues. All costs related to shipping and handling are included in cost of goods sold.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Steel shipments in 2003 of 5,299,692 tons decreased by 6.3% from 2002 shipments of 5,653,673 tons due to lower production levels resulting from the reline of the No. 7 Blast Furnace and generally softer market conditions.

Sales decreased by 3.5% to $2,222.9 million in 2003 from $2,303.4 million in 2002. The reduction in sales volume decreased sales revenue by 6.3% while higher selling prices increased sales revenue by 2.8%. Average selling prices per ton increased by 3.0% to $419 per ton in 2003 from $407 per ton in 2002. This increase was due primarily to an improvement in contract prices which more than offset a deterioration in spot market prices.

Our results for 2002 were negatively impacted by two impairment charges totaling $62.0 million. We recognized the impairment of our idled 2A Bloomer and 21" Bar Mill facilities, resulting in an asset write-off of $23.0 million. We also recognized the write-off of the assets associated with the Empire Mine of $39.0 million. Effective December 31, 2002, we sold part of our interest in the Empire Partnership to a subsidiary of Cleveland-Cliffs Inc. thereby reducing our interest in the Empire Mine from 40% to 21%. We also sold our related fluxing equipment. Cleveland-Cliffs has indemnified us for all liabilities associated with the mine. We have the option to sell our remaining interest in the Empire Partnership to a subsidiary of Cleveland-Cliffs anytime after December 31, 2007 for a purchase price defined in the sales agreement. Separately, we entered into a 12-year sales agreement to purchase from subsidiaries of Cleveland-Cliffs all of our pellet requirements beyond those provided by the Minorca Mine.

The cost of goods sold increased to $2,103.1 million in 2003 compared to $2,082.1 million in 2002.

The operating cost per ton increased 4.6% to $420 per ton in 2003 from $402 per ton in 2002. Based on management's estimates, the No. 7 Blast Furnace reline adversely impacted operating cost on a

--------------------------------------------------------------------------------
                                                                              33
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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

year-over-year basis by approximately $53.2 million. The lower sales and operating volume in 2003 resulted in higher operating cost per ton reflecting the absorption of fixed costs. Additionally, higher costs were incurred for increases in natural gas and scrap prices and pension expenses. The asset impairment charges noted above negatively impacted operating cost in 2002 by $11 per ton.

Selling, general, and administrative expenses in 2003 of $27.0 million decreased 2.9% from $27.8 million in the prior period due to lower employment costs and rental expenses.

Depreciation expense in 2003 decreased 2.1% to $97.0 million from $99.1 million in the prior year, reflecting the retirement of fully depreciated assets.

Operating income in 2003 decreased by $37.2 million to a loss of $4.2 million, from a profit of $33.0 million in 2002. The lower sales volume and higher costs noted above more than offset the $62.0 million asset impairment charge recognized in 2002.

Other (income) expense, net of $8.6 million of income in 2003 decreased by $21.8 million from $30.4 million of income in 2002. In 2003, we purchased $2.9 million of our debt at a discount from face value resulting in a gain on early extinguishment of debt of $1.0 million. During 2002, we purchased $40.0 million of our debt at a discount from face value resulting in a gain on early extinguishment of debt of $30.7 million. The year 2003 also included $10.7 million associated with the $21.0 million settlement agreement with Ryerson Tull.

On September 15, 2003, we entered into a settlement agreement with Ryerson Tull under which, among other things, Ryerson Tull paid us $21.0 million to release Ryerson Tull from various environmental and other indemnification obligations arising out of the sale by Ryerson Tull of the Company to Ispat. The $21.0 million received from Ryerson Tull was paid into our Pension Plan and went to reduce the amount of the Ryerson Tull guaranty/letter of credit. We also agreed with Ryerson Tull to, among other things, make specified monthly contributions to our Pension Plan totaling $29.0 million over the twelve-month period beginning January 2004, thereby eliminating, by the end of such year, the obligation of Ryerson Tull to provide a continuing guaranty and letter of credit to the Pension Benefit Guaranty Corporation in connection with our Pension Plan, which guaranty/letter of credit we had previously committed to take all necessary action to eliminate. In addition, we committed to reimburse Ryerson Tull for the cost of the letter of credit to the PBGC, and to share with Ryerson Tull one-third of any proceeds which we might receive in the future in connection with a certain environmental insurance policy.

Interest expense of $70.9 million in 2003 decreased by $6.1 million from $77.0 million in 2002 due to a reduction in interest rates that was partially offset by an increase in debt.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Steel shipments in 2002 of 5,653,673 tons increased by 5.6% from 2001 shipments of 5,352,904 tons with increased sales in hot rolled, cold rolled and coated products, partially offset by a decrease in bar sales due to the idling in the fourth quarter of 2001 of part of our bar facilities, the 2A Bloomer and 21" Bar Mill.

Sales increased by 10.5% to $2,303.4 million in 2002 from $2,084.1 million in 2001. The increase in sales volume raised sales revenue by 5.9% while higher selling prices increased sales revenue by 4.6%. Average selling prices per ton increased by 4.6% to $407 per ton in 2002 from $389 per ton in 2001. This increase was due primarily to an improvement in spot market prices and in certain contract sales, which were negotiated in the second half of 2002. The majority of our contract business is renegotiated effective the first of each year.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
--------------------------------------------------------------------------------

Our results for 2002 were negatively impacted by two impairment charges totaling $62.0 million. We recognized the impairment of our idled 2A Bloomer and 21 inch Bar Mill facilities, resulting in an asset write-off of $23.0 million. We also recognized the write-off of the assets associated with the Empire Mine of $39.0 million. Effective December 31, 2002, we sold part of our interest in the Empire Partnership to a subsidiary of Cleveland-Cliffs Inc. thereby reducing our interest in the Empire Mine from 40% to 21%. We also sold our related fluxing equipment. Cleveland-Cliffs has indemnified us for all liabilities associated with the mine. We have the option to sell our remaining interest in the Empire Partnership to a subsidiary of Cleveland-Cliffs anytime after December 31, 2007 for a purchase price defined in the sales agreement. Separately, we entered into a 12-year sales agreement to purchase from subsidiaries of Cleveland-Cliffs all of our pellet requirements beyond those provided by the Minorca Mine. Included in the results for 2001 were a charge of $18.2 million for a salaried workforce restructuring provision and a benefit of $7.5 million for a legal settlement recovery.

The cost of goods sold remained essentially flat at $2,082.1 million in 2002 compared to $2,064.1 million in 2001.

The operating cost per ton decreased 2.9% to $402 per ton in 2002 from $413 in 2001. The cost per ton decrease was primarily due to lower natural gas prices, reduced employment costs, higher shipment levels and ongoing cost saving efforts. These improvements were partially offset by higher prices for scrap, coke and purchased semi-finished steel. The asset impairment charges noted above increased operating cost by $11 per ton in 2002.

Selling, general, and administrative expenses in 2002 of $27.8 million decreased 14.7% from $32.6 million in the prior period due to lower employment costs, rental expenses, American Iron and Steel Institute dues, and legal fees.

Depreciation expense in 2002 decreased 5.0% to $99.1 million from $104.3 million in the prior year, reflecting the retirement of fully depreciated assets and reduced capital expenditures.

Our operating income in 2002 increased by $160.6 million to a profit of $33.0 million, from a loss of $127.6 million in 2001. This was mainly due to an increase in average selling prices, primarily in the spot market, an increase in sales volume and improved operating costs.

Other (income), expense, net of $30.4 million in 2002 increased by $5.9 million from $24.5 million of income in 2001. During 2002, we purchased $40.0 million of our debt at a discount from face value. As a result of these early redemptions, we recognized a gain of $30.7 million in 2002. In 2001, we purchased $12.9 million of our debt at a discount from face value and recognized a gain on early extinguishment of debt of $5.0 million. In December 2001, we sold 1,368 tons of Nitrous Oxide allowances to a utility company for $18.1 million. These allowances were part of an overall bank of emission allowances and credits (collectively "rights") owned by us. Generally, these rights arose from actions taken by us or the state to reduce the emission of air pollutants. As we evaluate our future development plans and contemporaneous environmental regulation, we may, from time to time, determine that additional rights are surplus to our operations. If we determine that these rights are surplus, we will seek to liquidate these assets. No liquidations occurred in 2002.

Interest expense of $77.0 million in 2002 decreased by 18.4% from $94.4 million in 2001 due to a reduction in interest rates.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of cash are operating cash flows, borrowings under our revolving credit facilities and issuances of debt securities. Our principal uses of cash are operating requirements (including pension and other post-retirement obligations), capital expenditures and debt service requirements.

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As of December 31, 2003, we had cash, cash equivalents and availability under the revolving credit facilities of $44.4 million, which included $21 million of availability under our $175 million inventory revolving credit facility and $10 million of availability under our $185.0 million receivables revolving credit facility. Additionally, an extra $10 million of borrowing is available for any two consecutive days under our inventory revolving credit facility to meet temporary cash needs.

Cash generated by operations is our primary source of cash and, as such, future operations will have a significant impact on our cash balances and liquidity. The principal factors affecting our cash generated by operations are average net realized prices, levels of steel shipments and our operating costs per ton.

During the year ended December 31, 2003, net cash inflows from operations totaled $22.3 million, which is net of pension contributions of $125.5 million. Cash inflows from operations in 2002 were $21.3 million. Cash outflows from operations totaled $137.7 million in 2001, which included $108.6 million of pension contributions.

Changes in working capital, defined as the change in receivables, inventories and accounts payable, generated cash of $117.5 million in 2003, including $71.3 million for decreased inventories, and $42.1 million for decreased receivables. In 2002, changes in working capital utilized $88.1 million of cash, including $63.3 million for increased receivables and $31.4 million for increased inventories (which were increased in anticipation of the planned reline of the No. 7 Blast Furnace). Changes in working capital generated $54.5 million in 2001, which included $119.4 million for decreased inventories, partially offset by $67.7 million in decreased accounts payable.

Cash outflows for investing activities, which consist primarily of capital expenditures offset by distributions from joint ventures, were $91.6 million in 2003, $41.4 million in 2002, and $16.4 million in 2001. Capital expenditures were $111.3 million (primarily for the reline of the No. 7 Blast Furnace), $52.4 million and $28.6 million for 2003, 2002, and 2001, respectively. We anticipate our capital expenditures to be $27 million for 2004. Net distributions from joint ventures were $19.1 million, $10.6 million and $7.7 million for 2003, 2002, and 2001, respectively. The 2003 net distribution includes a favorable debt payment adjustment.

Cash from financing activities consist primarily of borrowings and repayments under our revolving credit facilities, bank overdrafts, borrowings from our affiliates, repayments of long-term debt and dividends to affiliates. Cash from financing activities for 2003 totaled $72.7 million, which included proceeds from revolver borrowings of $15 million, loan proceeds of $60 million from Ispat International or affiliates, $15.0 million from an unaffiliated company, and $9.5 million from debt proceeds, offset by dividends paid of $15.9 million and debt payments of $9.1 million. In 2002, cash generated was $5.9 million, which included net proceeds from revolving credit facilities borrowings of $44.0 million, partially offset by debt payments of $19.9 million and bank overdrafts of $14.3 million. During 2001, cash from financing activities totaled $154.3 million, which included loan proceeds of $154.2 million from affiliates of Ispat International and net proceeds from revolving credit facilities borrowings of $29.0 million, partially offset by dividends paid of $18.6 million and debt payments of $15.0 million.

Ispat Inland Administrative Service Company ("IIASC"), one of our wholly-owned subsidiaries, has a $185 million committed revolving credit facility with a group of banks, expiring in November 2005. We have agreed to sell substantially all of our receivables to IIASC to secure this facility. Provisions of this agreement limit or prohibit us from merging, consolidating, or selling our assets and require IIASC to meet minimum net worth and leverage ratio tests. Under terms of the secured revolving credit agreement, based on the level of our leverage ratio and net worth calculations, beginning early in 2002, the trustee retained initial control over cash lockbox receipts. On a daily basis, the trustee will remit the remaining cash to us after first using the receipts to make any payments prescribed by the

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secured revolving credit agreement. This change in practice has no impact on cash available to us under the facility.

As of December 31, 2003, based on the amount of eligible receivables, there was $10 million of availability under the inventory revolving credit facility. Drawings under the facility included $150 million of loans and $20 million of letters of credit issued for the purchase of commodities on the international market and as security under various insurance and workers compensation coverages. Availability, drawings and letters of credit total $180 million. Interest rates for borrowings averaged approximately 2% in 2003. Upon consummation of this offering, we intend to use any remaining proceeds, $33.4 million at December 31, 2003, to pay down the balance owed under this facility.

On April 30, 2003, we replaced the prior $120 million inventory credit facility of our wholly-owned subsidiary, Ispat Inland Inventory, LLC, with a new approximately $175 million four-year committed revolving credit facility of Ispat Inland, secured by all of our inventory, spare parts and mobile equipment and by the capital stock of IIASC and a note between us and IIASC. Provisions of this agreement prohibit or limit our ability to incur debt, repay debt, make investments, sell assets, create liens, engage in transactions with affiliates, engage in mergers and consolidations and pay dividends and other restricted payments.

In order for us to draw the final $20 million under the inventory revolving credit facility at any time, and the final $30 million for more than two consecutive business days, we must maintain a fixed charge coverage ratio (as defined) of 1.2 at the time of the borrowing and then for a period of three months where availability is maintained above specified levels. As of December 31, 2003, based on the amount of eligible collateral, $90 million was outstanding, leaving $21 million of availability under the line, excluding the final $30 million (which includes the $10 million for two consecutive days). Upon consummation of this offering, we intend to repay the entire balance outstanding under the inventory revolving credit facility. Interest rates for borrowings averaged approximately 4% in 2003.

We currently have outstanding $745.2 million principal amount of First Mortgage Bonds including the $661.5 million of bonds securing our term loans. Additionally, we pledged $160 million of non-interest bearing First Mortgage Bonds to the PBGC. The bonds are issued under an indenture dated April 1, 1928, as supplemented. A substantial portion of the real property, plant and fixtures owned by us at our Indiana Harbor Works is subject to the lien of the First Mortgage. This property is also subject to a subordinate lien in favor of the United Steelworkers of America to secure post-retirement health benefits. The indenture does not contain material financial covenants or restrictions, nor do any of the currently outstanding series of debt issued under the indenture, other than those securing our term loans.

We also have $121.3 million of our Industrial Development Revenue Bonds outstanding, which are our unsecured obligations. The indentures under which these bonds were issued do not contain material financial covenants or restrictions. These, along with the Pollution Control Series backed by First Mortgage Bonds, are private activity bonds issued by various municipal entities in the State of Indiana.

We have also received $215.8 million of subordinated advances from Ispat International subsidiaries, which mature on various dates in 2006-2008. Interest on these advances is accrued at fixed rates, which at December 31, 2003 ranged from 2.9% to 5.6%. Interest and principal on these advances cannot be paid until our leverage falls to specified levels and we achieve a specified minimum level of liquidity.

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The following is a summary of our various contractual obligations:

Contractual Obligations

                                                            PAYMENTS DUE BY PERIOD
                                                   -----------------------------------------
                                                                    2005-    2007-    BEYOND
(DOLLARS IN MILLIONS)                              TOTAL     2004    2006     2008     2008
---------------------------------------------------------------------------------------------
Long-term debt...................................  $1,322    $  7   $  885   $  292   $  138
I/N Kote debt guarantee..........................      55
Operating leases.................................      30      14       16        1        0
Environmental commitments........................        (A)
Purchase commitments(B)..........................   3,261     324      659      614    1,665
Pension agreements...............................     139(C)  112       27
Other postretirement benefits....................     249(D)   48       98      103
                                                   ------    ----   ------   ------   ------
                                                   $5,056    $505   $1,685   $1,010   $1,803

-------------
(A) On June 10, 1993, the U.S. District Court for the Northern District of Indiana entered a consent decree that resolved all matters raised by a lawsuit filed by the EPA in 1990 (the "Consent Decree") against, among others, the Company. We cannot presently reasonably estimate the costs or time required to satisfy our obligations under the Consent Decree. In October 1996, the Indiana Department of Environmental Management, as lead administrative trustee, notified us and other potentially responsible parties that the natural resource trustees (which also include the Indiana Department of Natural Resources, the U.S. Department of the Interior, the Fish and Wildlife Service and the National Park Service) intended to perform a natural resource damage assessment on the Grand Calumet River and Indiana Harbor Canal System. It is not possible to predict the timing or the total obligation. At December 31, 2003, we have recognized $37 million for environmental liabilities.

(B) See Notes 11 and 13 to Consolidated Financial Statements.

(C) These amounts are required under our agreements with the PBGC and Ryerson Tull. We have not included any amounts that may be required beyond these contractual commitments due to the significant difficulty in forecasting these amounts with any accuracy.

(D) We accrue an annual cost for these benefit obligations under plans covering our current and future retirees in accordance with generally accepted accounting principles. These amounts could differ significantly from the estimates forecasted because of changes in Medicare, or other regulations and/or health care costs. We believe it is impossible to make an accurate prediction of cash requirements for these obligations beyond five years.

Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay when due the principal of, interest on or other amounts due in respect of our indebtedness, including the First Mortgage Bonds securing the notes. In addition, we may incur additional debt from time to time, subject to the restrictions contained in the documents governing our indebtedness. If we incur additional debt, the risks associated with our substantial leverage, including our ability to service our debt would increase. See "Risk factors--Risks Relating to Our Business--Our significant debt obligations could limit our flexibility in managing our business, expose us to certain risks and could harm our ability to remain in compliance with debt covenants and make payments on our debt, including the notes."

We believe that cash generated from operations, the borrowing availability under our revolving credit facilities and the proceeds from the sale of the notes will be sufficient to satisfy our cash requirements for at least the next 12 months.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We had $1,322.3 million of long-term debt (including debt due within one year) outstanding at December 31, 2003. Of this amount, $901.5 million is floating rate debt with a fair value of $822.1 at December 31, 2003. The remaining $420.8 million of fixed rate debt had a fair value of

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$364.9 million. Assuming a hypothetical 10% decrease in interest rates at
December 31, 2003, the fair value of this fixed rate debt would be estimated to be $374.1 million. Fair market values are based upon market prices or current borrowing rates with similar rates and maturities.

A 10% increase or decrease in the cost of our variable rate debt at December 31, 2003 would result in a change in pretax interest expense of $3.9 million, based upon borrowings outstanding at December 31, 2003.

We utilize derivative commodity instruments not for trading purposes but to hedge exposure to fluctuations in the costs of natural gas and certain nonferrous metal commodities. A hypothetical 10% decrease in commodity prices for open derivative commodity instruments as of December 31, 2003 would reduce pre-tax income by $0.6 million.

ENVIRONMENTAL MATTERS

We are subject to environmental laws and regulations concerning emissions into the air, discharges into ground water and waterways, and the generation, handling, labeling, storage, transportation, treatment and disposal of certain waste material and the remediation of contamination. These include various federal statutes regulating the discharge or release of materials to the environment, including the Clean Air Act, Clean Water Act, Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA," also known as "Superfund"), the Safe Drinking Water Act, and the Toxic Substances Control Act, as well as state and local requirements. Violations of these laws and regulations can give rise to a variety of civil, administrative, and, in some cases, criminal sanctions and could also result in suspension or cessation of operations, substantial liabilities or require substantial capital expenditures. In addition, under CERCLA the U.S. Environmental Protection Agency ("EPA") has authority to impose liability for site remediation on waste generators, past and present site owners and operators, and transporters, regardless of fault or the legality of the original activity. Liability under CERCLA is strict and, under certain circumstances, joint and several.

Our capital spending for pollution control projects totaled $4 million in 2003 versus $6 million in 2002. Another $31 million (non-capital) was spent in 2003 to operate and maintain pollution control equipment compared to $33 million in the previous year. During the five years ended December 31, 2003, we spent $200 million to construct, operate and maintain environmental control equipment at our various locations.

Capital spending for pollution control projects previously authorized and presently under consideration will require expenditures of less than $1 million in 2004. During the 2005 to 2008 period it is anticipated that we will make annual capital expenditures of $2 million to $5 million on pollution control projects. In addition, we will have ongoing annual expenditures (non-capital) of $30 million to $35 million to operate and maintain air and water pollution control facilities to comply with current federal, state and local laws and regulations. Such environmental expenditures are not expected to be material to our business, financial position or results of operations.

We are a defendant in various environmental and other administrative or judicial actions initiated by governmental agencies. Some of these actions are described in more detail under "Legal Proceedings" below. While it is not possible to predict the outcome of these matters, we do not expect environmental expenditures, excluding amounts that may be required in connection with an EPA consent decree that is described below, to materially affect our business, financial position or results of operations.

We are a party to a 1993 consent decree resolving an EPA law suit under the Resource Conservation and Recovery Act (the "1993 EPA Consent Decree") which, among other things, requires the

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investigation and remediation of the Indiana Harbor Works site. It is expected that remediation of the site will require significant expenditures over several years that may be material to our business, financial position and results of operations. See "Legal Proceedings" below for a more detailed discussion of the obligations arising under the 1993 EPA Consent Decree, as well as a discussion of potential liability relating to our status as one of a number of allegedly potentially responsible parties named in connection with a natural resource damage claim allegedly related to the operation of the Indiana Harbor Works site.

LEGAL PROCEEDINGS

On June 10, 1993, the U.S. District Court for the Northern District of Indiana entered the 1993 EPA Consent Decree that resolved all matters raised by a lawsuit filed by the EPA in 1990 against, among others, the Company. The 1993 EPA Consent Decree assessed a $3.5 million cash fine, requires us to undertake environmentally beneficial projects costing $7 million at the Indiana Harbor Works, and requires $19 million plus interest to be spent in remediating sediment in portions of the Indiana Harbor Ship Canal and Indiana Harbor Turning Basin. We have paid the fine and substantially completed the environmentally beneficial projects. Our reserve for the remaining environmental obligations under the 1993 EPA Consent Decree totaled $28.1 million as of December 31, 2003. The 1993 EPA Consent Decree also requires remediation of the Indiana Harbor Works site. The 1993 EPA Consent Decree establishes a three-step process, each of which requires approval by the EPA, consisting of: assessment of the site (including stabilization measures), evaluation of remediation alternatives and remediation of the site. We are presently assessing the nature and the extent of environmental contamination. It is anticipated that this assessment will cost approximately $2 million to $4 million per year over the next several years. Until the first two steps are completed, the remedial action to be implemented cannot be determined. Therefore, we cannot reasonably estimate the cost of, or the time required to satisfy, our obligations under the 1993 EPA Consent Decree, but it is expected that remediation of the site will require significant expenditures over several years that may be material to our business, financial position and results of operations. Insurance coverage with respect to work required under the 1993 EPA Consent Decree is not significant.

In October 1996, the Indiana Department of Environmental Management, as lead administrative trustee, notified us and other potentially responsible parties that the natural resource trustees (which also include the Indiana Department of Natural Resources, the U.S. Department of the Interior, the Fish and Wildlife Service and the National Park Service) intended to perform a natural resource damage assessment on the Grand Calumet River and Indiana Harbor Ship Canal waterways. The notice stated that the Company has been identified as a potentially responsible party due to alleged releases of hazardous materials from our Indiana Harbor Works facility. Such assessment has been substantially completed. We have been in negotiations with the trustees, and, as a consequence of such negotiations, have established a reserve of $8.7 million to cover anticipated liabilities in connection with this matter. Until such time as the matter is finally resolved, it is not, however, possible to accurately predict, beyond the currently established reserve, the amount of our potential liability or whether this potential liability could materially affect our business, financial position and results of operations.

CERCLA and analogous state laws can impose liability for the entire cost of cleanup at a site upon current or former site owners or operators or parties who sent hazardous materials to the site, regardless of fault or the lawfulness of the activity that caused the contamination. We are a potentially responsible party at several state and federal Superfund sites. We believe our liability at these sites is either de minimis or substantially resolved. We could, however, incur additional costs or liabilities at these sites based on new information, if additional cleanup is required, private parties sue for personal injury or property damage, or other responsible parties sue for reimbursement of costs incurred to clean up the sites. We could also be named a potentially responsible party at other sites if our

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hazardous materials or those of our predecessor were disposed of at a site that later becomes a Superfund site.

We received a Special Notice of Potential Liability from the Indiana Department of Environmental Management on February 18, 1992 relating to releases of hazardous substances from the Four County Landfill Site in Fulton County, Indiana. Along with other potentially responsible parties, we entered into two agreed orders with Indiana Department of Environmental Management pursuant to which the potentially responsible parties agreed to perform a remedial investigation and feasibility study for the site, pay certain past and future Indiana Department of Environmental Management costs and provide funds for operation and maintenance necessary for stabilization of the First Operable Unit of the site. The remedial investigation and feasibility study work is complete. In a letter dated June 2, 2003, Indiana Department of Environmental Management advised the potentially responsible parties for the First Operable Unit that all terms of the Agreed Order for the First Operable Unit had been completed and that the Order was terminated, subject to the Reservation of Rights. Under the terms of the potentially responsible parties agreement, the Company had an approximate 7.2% share ($49,000), which amount has been paid.

In July 2001, Indiana Department of Environmental Management selected the remedy for the Second Operable Unit at the Four County Landfill. The Company is a member of a group that negotiated with Indiana Department of Environmental Management to resolve any liability for the Second Operable Unit. Indiana Department of Environmental Management has estimated the costs for the Second Operable Unit to be approximately $1,000,000, with an additional contingent remedy estimated to cost approximately $2,100,000, to be implemented only if the selected remedy is deemed to be inadequate. Indiana Department of Environmental Management has a trust account holding approximately $800,000 for use in the implementation of the First and the Second Operable Unit remedies. In 2003, the potentially responsible parties group entered into another agreed order pursuant to which the potentially responsible parties group agreed to pay $320,000 in exchange for a release from the cost of the Second Operable Unit. Our share of that payment was $22,202. The agreed order is final and the payment has been made.

In July 2001, the EPA filed suit against us and other potentially responsible parties, seeking recovery of past response costs which it alleged it has expended at the Four County Landfill Site. On February 6, 2003, a Consent Decree was issued by the U.S. District Court of Northern Indiana, which resolved the EPA's cost recovery suit. As a result of that Consent Decree, we have been required to pay approximately $13,000 in past response costs to the EPA.

On July 2, 2002, we received a notice of violation issued by the EPA against us, Indiana Harbor Coke Company, L.P. and Cokenergy, Inc., alleging violations of air quality and permitting regulations for emissions from the Heat Recovery Coal Carbonization facility which is operated by Indiana Harbor Coke Company, L.P. An amended notice of violation stating similar allegations was issued on August 8, 2002. Although we currently believe that our liability with respect to this matter will be minimal, we could be found liable for violations and this potential liability could materially affect our business, financial position and results of operations.

On September 15, 2003, we entered into a settlement agreement with Ryerson Tull under which, among other things, Ryerson Tull paid us $21.0 million to release it from various environmental and other indemnification obligations arising out of the sale by Ryerson Tull of the Company to Ispat in 1998. The $21.0 million received from Ryerson Tull was paid into our Pension Plan and went to reduce the amount of the Ryerson Tull guaranty and letter of credit that Ryerson Tull had provided to the PBGC to guarantee $50.0 million of our Pension Plan obligations. We agreed to satisfy the amount of the remaining $29.0 million letter of credit through additional periodic payments to our pension plan during the period between January 15, 2004 and December 15, 2004. We had previously

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committed to take all necessary action to eliminate this guarantee and letter of credit. In addition, we committed to reimburse Ryerson Tull for the cost of the letter of credit to the PBGC, and to share with Ryerson Tull one-third of any proceeds which we might receive in the future in connection with a certain environmental insurance policy.

In addition to the foregoing, we are a party to a number of legal proceedings arising in the ordinary course of our business. We do not believe that the adverse determination of any such pending routine litigation, either individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.

PENSION PLAN MATTERS

On July 16, 1998, we entered into an agreement with the Pension Benefit Guaranty Corporation to provide certain assurances with respect to our pension obligations and issued a $160 million standby letter of credit in favor of the PBGC. We also granted the PBGC a first priority lien in the amount of $75 million on three of our Great Lakes Ore Vessels, our Minorca Pellet Mine and on our No. 2 BOF Continuous Caster Facilities. Also on July 16, 1998, Ryerson Tull, our former parent company, guaranteed $50 million of our pension plan obligations, later issuing a letter of credit to secure this guarantee. In July 2003, we reached a new agreement with the PBGC. Under the new agreement, we contributed an additional $50 million to our pension plan on July 9, 2003; agreed to contribute $110 million between January 1, 2004 and June 1, 2005; agreed to pay 50% of excess cash flows above EBITDA (as defined in our agreement with the PBGC) of $316.9 million in 2004, $328.5 million in 2005, $334.5 million in 2006, $356.2 million in 2007 and $370.2 million in 2008 from our operations to our pension plan; and issued $160 million of non-interest bearing First Mortgage Bonds pledged to the PBGC as security for our pension plan obligations, which pledged First Mortgage Bonds rank pari passu with the First Mortgage Bonds securing the notes. We also agreed not to amend the pension plan to increase benefits unless the increase is funded with an immediate additional contribution to the pension plan equal to the increase in the benefit liability resulting from the amendment. The $160 million letter of credit was also allowed to expire, and will not be renewed. However, the $75 million first priority lien referred to above remains in place. On September 15, 2003, Ryerson Tull, in exchange for the elimination of certain claims for indemnities that we have made against Ryerson Tull, paid $21 million to us, which we, in turn, contributed to our pension plan. The related letter of credit provided by Ryerson Tull was reduced to $29 million. We agreed to satisfy the amount of the remaining $29 million letter of credit through periodic payments to our pension plan during the period between January 15, 2004 and December 15, 2004.

We have made cash contributions to our pension plan of approximately $313.5 million since 1998 through December 31, 2003, including approximately $125.5 million during 2003. According to current estimates, we expect to contribute $111.5 million in 2004.

Our funding obligations depend upon future asset performance, the level of interest rates used to measure ERISA minimum funding levels, actuarial assumptions and experience, union negotiated changes and future government regulation. Any such funding requirements could have an unfavorable impact on our borrowing arrangements and cash flows.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("FASB") has issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which is effective for all fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires the fair value of liabilities for asset retirement obligations to be recognized in the period in

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which the obligations are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The impact of adopting SFAS No. 143 on January 1, 2003, the effective date, is an increase in assets and liabilities of $3.8 million and $6.3 million, respectively. A charge of $1.6 million (net of tax of $0.9 million) is reflected on the Consolidated Statement of Operations as of January 1, 2003 as a cumulative effect of change in accounting principle.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". Among other items, this statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". Upon adoption of SFAS No. 145, any gain or loss on extinguishments of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for classification as an extraordinary item shall be reclassified. We adopted the provisions of SFAS No. 145 as of January 1, 2003 and reclassified $30.0 million and $4.8 million of extraordinary gains for the years ended December 31, 2002 and 2001, respectively, to the "Other income, net" line item in accordance with SFAS No. 145.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure: An amendment of FASB Statement No. 123". This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirement of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are applicable for fiscal years ending after December 15, 2002. As of December 31, 2002, we adopted the disclosure provision of SFAS No. 148.

In November 2002, the FASB issued Financial Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires certain guarantees to be recorded at fair value and requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. Generally, FIN 45 applies to certain types of financial guarantees that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, a liability, or an equity security of the guaranteed party; performance guarantees involving contracts which require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement; indemnification agreements that contingently require the guarantor to make payments to an indemnified party based on changes in an underlying that is related to an asset, a liability, or an equity security of the indemnified party; or indirect guarantees of the indebtedness of others. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Disclosure requirements under FIN 45 are effective for financial statements for periods ending after December 15, 2002 and are applicable to all guarantees issued by the guarantor subject to FIN 45's scope, including guarantees issued prior to FIN 45. We do not expect that FIN 45 will have a material effect on our financial condition, results of operations or cash flows.

In December 2003, the FASB issued Interpretation No. 46 (revised December 2003) ("FIN 46R"), "Consolidation of Variable Interest Entities," with the objective of exempting certain entities from the

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requirements of Interpretation No. 46 (FIN 46). A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or
(b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46 changed that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the "primary beneficiary" of that entity. FIN 46 also required disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. Special provisions apply to enterprises that have fully or partially applied FIN 46 prior to issuance of FIN 46R. Otherwise, application of FIN 46R (or FIN 46) is required in financial statements of public entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities for all other types of entities is required in financial statements for periods ending after March 15, 2004. We have determined that FIN 46 will not have an impact on our financial condition, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No 133 on Derivative Instruments and Hedging Activities". This Statement amends Statement No. 133 for decisions made (1) as part of the Derivatives Implementation Group process that effectively required amendments to Statement No. 133, (2) in connection with other Board projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, in particular, the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, the meaning of underlying, and the characteristics of a derivative that contains financing components. The changes in this Statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. This Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. We have determined that SFAS No. 149 did not have an impact on our financial condition, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We have determined that SFAS No. 150 did not have an impact on our financial condition, results of operations or cash flows.

In May 2003, the Financial Accounting Standards Board Emerging Issues Task Force ("EITF") reached a consensus on EITF 01-8 "Determining Whether an Arrangement Contains a Lease," relating to new requirements on identifying leases contained in contracts or other arrangements that sell or purchase products or services. The evaluation of whether an arrangement contains a lease within the scope of SFAS No. 13 "Accounting for Leases," should be based on the evaluation of whether an arrangement conveys the right to use property, plant and equipment. This may result in a difference in the timing of revenue recognition. The consensus requires sellers to report the revenue from the leasing component of the arrangement as leasing or rental income rather than revenue from product sales or services. Purchaser's arrangements which previously would have been considered service or supply contracts, but are now considered leases, could affect the timing of their expense recognition and the classification of assets and liabilities on their balance sheet as well as require footnote disclosure of

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lease terms and future minimum lease commitments. This consensus is effective prospectively for contracts entered into or significantly modified after July 1, 2003. Based on arrangements in place today, adoption of EITF 01-8 did not have a material effect on our financial condition, results of operations or cash flows.

In December 2003, the FASB issued SFAS No. 132 (revised December 2003) (SFAS No.
132R), "Employers' Disclosures about Pensions and Other Postretirement Benefits" to revise employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, "Employers' Accounting for Pensions", No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This Statement retains the disclosure requirements contained in SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", which it replaces. SFAS No. 132R retains the disclosures required by SFAS No. 132, which standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable and required additional information on changes in the benefit obligations and fair values of plan assets. Additional disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. SFAS No. 132R is effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by this Statement are effective for interim periods beginning after December 15, 2003. As of December 31, 2003, we have adopted the disclosure requirements of SFAS No. 132R.

FASB Staff Position ("FSP") No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," was issued by the FASB in January 2004. This FSP provides companies with initial guidance on recognizing the effects of the prescription drug provisions of the Medicare Act. As allowed by the FSP, the Company elected to defer recognition until further guidance is issued by the FASB.

OUTLOOK FOR 2004

In 2004, we expect to benefit from stronger demand, improved steel prices and higher operating levels following the successful reline of the No. 7 Blast Furnace which was completed early in the fourth quarter of 2003. Improved market conditions are being driven by a recovery in the U.S. economy as well as increased global demand for steel, particularly the unprecedented growth in China.

The increased global demand for steel has resulted in significant upward price movements for key commodity inputs such as iron ore, scrap, coke and coal. Our iron ore requirements will be met through production from our wholly owned Minorca Mine and a long-term purchase contract. A majority of our coke requirements also are satisfied under a long-term purchase contract. These price increases will adversely impact our operating costs, however, our internal resources and negotiated commitments should enable us to avoid any material decrease in steel production resulting from shortfalls in raw materials.

Additionally, pension expense for 2004 will be higher due to a further decrease in interest rates during 2003. We anticipate contributing $111.5 million to our pension fund in 2004.

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INDUSTRY OVERVIEW

The steel industry in the United States produced a total of 99.7 million tons of steel and reported shipments of 105.7 million tons in 2003. Imports accounted for a substantial portion of U.S. consumption of 121.3 million tons. Domestic production was split almost evenly between the integrated (51%) and the mini-mill (49%) steelmaking processes.

Steelmakers primarily produce two types of steel products, flat-rolled and long. Flat-rolled products, such as sheet or plate, are produced from semi-finished slabs and represent most steel production in the United States. Long products, such as bars, rods and structural shapes, are rolled from blooms and/or billets.

STEELMAKING PROCESS

Most sheet production is by integrated steelmakers while plate and long products production is dominated by mini-mills. Integrated steelmakers produce steel from iron ore, and are generally able to produce a higher quality, cleaner steel while mini-mills melt scrap steel then recast it. In general, the mini-mill process is less capital intensive, and the price of scrap fluctuates with the price of hot-rolled sheet, providing a natural hedge. Many U.S. integrated steelmakers still own iron ore and/or coal mines and rail assets. Steelmaking is a capital intensive industry due to equipment maintenance and productivity enhancements.

Integrated

In integrated steel production, coal is converted to coke in a coke oven, then combined in a blast furnace with iron ore and limestone to produce pig iron, which is subsequently combined with scrap in a "basic oxygen" or other furnace to produce raw or liquid steel. Once produced, the liquid steel is metallurgically refined and then transported to a continuous caster for casting into a slab, which is then further shaped or rolled into its final form. These processes may, in turn, be followed by various finishing or coating processes. The recent modernization efforts of integrated steel producers have focused on cutting costs through eliminating unnecessary production steps, reducing manning levels through automation, and decreasing waste generated by the process.

In recent years, integrated steel production has declined as a proportion of total steel production due to the high costs of building, operating and maintaining integrated steel operations, including lost production time associated with periodic blast furnace relinings. This reduction in integrated production capacity has increased the market share of the remaining producers of the highest value-added products that require the cleanest steel.

Mini-mill

Long products are generally produced through a mini-mill process. Mini-mills use electric arc furnaces to melt scrap or scrap substitutes, thus eliminating the use of iron ore and coke. Most mini-mills utilize a continuous process where billets are fed directly from the caster to the rolling mill, saving on reheating costs. Mini-mills are generally characterized by more flexible costs of production due in part to generally lower capital costs. The quality of steel produced by mini-mills, however, is limited by the quality of the metallic raw materials used in steelmaking, which is affected by the limited availability of high quality scrap or ore-based metallics for use in electric arc furnaces (such as direct reduced iron and hot-briquetted iron). Mini-mills are heavily dependent on scrap, which in recent years has been characterized by price volatility that generally tracks the price volatility of finished steel products.

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KEY STEEL PRODUCTS

Hot-rolled sheet

All coiled flat-rolled steel is initially hot-rolled, a process that consists of passing a cast slab through a multi-stand rolling mill to reduce its thickness to less than a one-half inch. Hot-rolled steel is a minimally processed steel coil that is used in the manufacture of various non-surface critical applications, such as automobile suspension arms, frames, wheels, and other unexposed parts in auto and truck bodies, agricultural equipment, construction products, machinery, tubing, pipe and guard rails. Approximately 22.6 million tons of hot-rolled carbon sheet were shipped in the United States during 2003.

Cold-rolled sheet

Cold-rolled sheet is hot-rolled steel that has been further processed through a pickle line, which is an acid bath that removes scaling from steel's surface, and then successively passed through a rolling mill without reheating until the desired gauge, or thickness, and other physical properties have been achieved. Cold-rolling reduces gauge and hardens the steel and, when further processed through an annealing furnace and a temper mill, improves uniformity, ductility and formability. Cold-rolling can also impart various surface finishes and textures. Cold-rolled steel is used in exposed steel applications that demand higher surface quality or finish, such as exposed automobile and appliance panels. As a result, cold-rolled prices are higher than hot-rolled prices. Typically, cold-rolled material is coated or painted prior to sale to an end-user. Approximately 12.6 million tons of cold-rolled carbon sheet were shipped in the United States during 2003.

Coated sheet

Coated sheet is cold-rolled steel that has been coated with zinc to render it corrosion-resistant and to improve its paintability. Hot-dipped galvanized, electro-galvanized and aluminized products are types of coated steels. These are also the highest value-added sheet products because they require the greatest degree of processing and tend to have the strictest quality requirements. Coated steel is used for many applications, often where exposed to the elements, such as automobile exteriors, major household appliances, roofing and siding, heating and air conditioning equipment, air ducts and switch boxes, as well as in certain packaging applications, such as food containers. Approximately 18.9 million tons of coated sheet were shipped in the United States during 2003.

Special bar quality

SBQ steel is the highest quality steel long product, and is typically used in safety-critical applications by manufacturers of engineered products. SBQ steel must meet specific applications' needs for strength, toughness, fatigue life and other engineering parameters. SBQ steel is the only bar product that typically requires customer qualification, and is generally sold under contract to long-term customers. End-markets are principally the automotive, heavy truck and agricultural sectors, and products made with SBQ steel include axles, crankshafts, transmission gears, bearings and seamless tubes. Approximately 8.2 million tons of SBQ steel were shipped in the United States during 2003.

CURRENT ENVIRONMENT

Consolidation

The U.S. flat-rolled steel industry has experienced several mergers in the last two years, including International Steel Group's acquisitions of Bethlehem Steel Corporation and The LTV Corporation (formerly the second and third largest U.S. integrated producers of steel) as well as Acme Steel. ISG

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has recently made an offer to purchase the assets of bankrupt Weirton Steel subject to bankruptcy court approval and the successful negotiation of a new labor contract. United States Steel Corporation acquired National Steel Corporation. Rouge Steel, the fifth largest U.S. integrated producer, was acquired by OAO Severstal. In addition, Nucor Corporation, the largest U.S. mini-mill steel producer, acquired Trico Steel Company. These acquisitions were of companies that had filed for bankruptcy protection. These companies have reduced certain of their costs through bankruptcy and have been relieved of many obligations, including environmental, employee and retiree benefit and other obligations. We believe that the presence of fewer industry participants should lead to more industry stability and security.

Prices

Steel prices are sensitive to a number of supply and demand factors. Prices are up significantly from 20-year lows reached in December 2001, when foreign imports were at their peak and domestic demand was beginning to soften. Improved market conditions are being driven by increased global demand for steel, particularly the unprecedented growth in China, and a recovery in the U.S. economy. Industry-wide price increases ranging from $20 to $30 per ton were announced effective January 5, 2004. An initial industry-wide surcharge, to cover rising commodity input prices, of $30 per ton on all products was announced effective February 1, 2004. In addition, effective with April shipments, price increases of $50 per ton for hot rolled products and $60 per ton for cold rolled and coated products were announced. Subsequently, some steel companies have increased the surcharge to as high as $100 per ton.

Imports

Competition from foreign producers is typically affected by the relative strength of foreign economies and fluctuations in currency values, with steel imports tending to increase when the value of the dollar is strong in relation to foreign currencies. Economic conditions impact steel trade flows, with imports coming into economies that experience relative strength.

On March 5, 2002, as a result of an investigation under Section 201 of U.S. trade laws, President Bush imposed tariffs on imports into the United States of numerous steel products. These remedies included 30% tariff rate increases for hot-rolled sheet, cold-rolled sheet, coated sheet, and hot-rolled bar with the rates declining to 24% in year two and 18% in year three. Several foreign supplying countries challenged the President's action through the dispute resolution procedures of the World Trade Organization, and on November 11, 2003 the World Trade Organization issued a final adverse ruling on the Section 201 remedy. The European Union and Japan announced that they would impose retaliatory tariffs on a wide range of products if the United States did not repeal the Section 201 tariffs. Following the issuance of a mid-term review of the Section 201 program, the President ended the Section 201 program on December 4, 2003, stating that the domestic steel industry's increased productivity, decreased production costs, and new labor agreements demonstrate that the industry has made sufficient progress in its restructuring efforts.

Twice, in 2000 and 2002, U.S. petitioners sought to have antidumping and countervailing duties assessed against cold-rolled imports from 12 countries and 20 countries, respectively. Both times, the U.S. International Trade Commission ("ITC") issued negative final injury determinations, effectively terminating the investigations. U.S. petitioners appealed the 2000 ITC decision to the U.S. Court of International Trade ("CIT"), which remanded that decision to the ITC on October 28, 2003. The ITC is expected to issue its revised findings by March 31, 2004. U.S. petitioners have appealed the 2002 ITC decision to the CIT, while some of the respondents have raised on appeal issues relating to the final tariff margin determinations of the U.S. Department of Commerce ("Commerce") in that investigation. Also, in May 2004, the U.S. government--Commerce and the ITC--will begin a review of existing countervailing duty and antidumping orders against hot-rolled carbon steel flat products from Brazil, Japan and Russia that could result in the orders' termination.

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BUSINESS

BUSINESS OVERVIEW

The business overview for Ispat International is set forth in its Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated by reference in this offering memorandum.

Ispat Inland Inc. is the fourth largest integrated producer of steel in the United States, with shipments of 5.3 million tons in 2003. We were established in 1893 and today we produce and sell a wide range of steels, largely carbon and high-strength low-alloy steel grades, in flat-rolled and bar forms. Our steelmaking facilities are located at our 1,900-acre Indiana Harbor Works located in East Chicago, Indiana, which encompasses raw steel production, casting, rolling and finishing facilities. We had revenue of $2.2 billion, Adjusted EBITDA of $154.0 million and a net loss of $52.6 million for the year ended December 31, 2003.

Our Flat Products division, which generated 89% of our 2003 revenue, manages our iron ore operations, conducts our ironmaking operations and produces the major portion of our raw steel. This division also manufactures and sells steel sheet, strip and certain related semi-finished products to the automotive, steel service center, appliance, office furniture and electrical motor markets. We are one of the top producers in the United States of automotive sheet, the highest value-added flat-rolled carbon steel product and the largest supplier of steel to the appliance market. Over 80% of our flat-rolled steel revenues are of value-added cold-rolled or coated steels. Essentially all of our steel products are made to fill specific orders due to the unique chemistry, surface quality, and width and gauge requirements of our customers.

Our Bar division, which generated 11% of our 2003 revenue, manufactures and sells special bar quality, or SBQ, steel and related semi-finished products to the automotive industry directly, as well as through forgers and cold finishers, and also sells to heavy equipment manufacturers and steel service centers. SBQ steel is used by our customers in the automotive, agricultural and transportation industries, among others, to manufacture safety-critical products such as axles and bearings.

We are involved in two non-consolidated value-added steel finishing joint ventures with Nippon Steel Corporation that operate state-of-the-art steel-finishing facilities near New Carlisle, Indiana. I/N Tek, owned 60% by one of our wholly-owned subsidiaries, operates a 1.7 million ton annual capacity cold-rolling mill. I/N Kote, owned 50% by another of our wholly-owned subsidiaries, operates two galvanizing lines with combined annual capacity of more than 1.0 million tons. We are also a participant in an iron ore production joint venture and one of our subsidiaries is engaged in the mining and pelletizing of iron ore.

COMPETITIVE STRENGTHS

We believe that the following factors have contributed to our success.

+ High Value-Added Product Offering.  Over 80% of our flat-rolled revenue in
  2003 was coated or cold-rolled and our bar shipments are of SBQ steel, the highest grade of long products. We manufacture a majority of our products to precise customer specifications for a wide range of customer uses. Our products are made to strict parameters of steel cleanliness, dimensions and machineability. Our flat-rolled steels are sold to the automotive and appliance markets, which we believe represent the most demanding end-markets for carbon steels. Our SBQ products are sold to manufacturers of axles, bearings and other safety-critical products. The high value-added nature of our products allows us to achieve higher, more stable prices for our products than if we were a commodity producer and enables us to maintain strong relationships with the leaders in our end-markets.

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+ Favorable Raw Material Input Positions.  We believe that we have secured a substantial percentage of our raw material requirements at attractive prices. Approximately 94% of our iron ore requirements are sourced from our wholly owned Minorca Mine and a long-term purchase contract. We have reduced our coke requirements by approximately 25% since 1993 through a joint venture partnership that has constructed a pulverized coal injection facility on land located at our Indiana Harbor Works. Approximately 65% of our coke requirements are satisfied under a long-term purchase contract with a supplier that constructed a heat recovery coke battery on land leased from us at our Indiana Harbor Works and we have contracted for substantially all the remainder of our 2004 needs. We receive approximately 40% of our electricity under long-term contracts from facilities that convert waste coke and blast furnace gases into electricity and purchase the balance from a strong industrial based power grid. Ispat International's global purchasing power provides us with access to coke, slabs and billets. We believe that our raw material position strengthens our reputation with our customers as a reliable supplier of steel products.

+ Strong Customer Franchise. We have developed long-term customer relationships based on the quality of our steel, our ability to meet exacting customer specifications and our high level of customer service. We participate in research and development of new products with a captive research and development center of approximately 100 professionals. We actively engage with our customers and tailor-make products to meet their requirements. Approximately 60% of our sales, including the sales of our joint ventures, are under contracts, some of which are multi-year, with our customers, evidencing our strong customer commitment and providing us with increased financial and operational stability. We believe that our customer relationships provide us with a stable revenue base as well as cost savings resulting from longer production runs and improved pre-production planning.

+ Low Cost Supplier. We believe that our raw material resources significantly enhance our competitive cost position. We have increased the number of tons produced per employee by 40% to 835 since 1997, the year before our acquisition, which compares favorably to our principal competitors. During the same time period, we reduced our headcount by 2,468, or 28%, of our workforce. We have modern world-class facilities. Our No. 7 Blast Furnace, which we relined in 2003, is the largest in the western hemisphere, providing us a significant productivity advantage. We are the only U.S. steel producer with 100% walking beam furnace hot rolling operations that, in conjunction with our steelmaking facilities, enable us to provide high quality products with less defects, thereby further enhancing our low cost position. Through our joint venture interests in I/N Tek and I/N Kote, we have access to state of the art cold rolling and coating facilities. Together with Ispat International, we own interests in vessel time charters and shipping assets that give us cost savings opportunities in transportation.

+ Modest Ongoing Capital Expenditure Requirements. From 1975 to 1992, we and our joint venture partners invested in excess of $2.5 billion to install new state of the art facilities and to upgrade and modernize our existing facilities. Since that time, the only capital project requiring significant expenditures was the relining of the No. 7 Blast Furnace, which we completed in the fourth quarter of 2003. This reline is expected to extend the life of the furnace for another 20 years, as well as increase our capacity and efficiency. We expect to reap the benefits from these investments over the next several years without the need for further significant investment in facilities. We expect to spend approximately $27 million in capital maintenance and upgrades in 2004.

+ Benefits from Ispat International's Ownership. Our parent company is one of the largest steel companies in the world. We benefit from Ispat International's global purchasing power, marketing and production knowledge. We also are part of Ispat International's knowledge integration program in which Ispat International's operating companies share best practices and technological advancements with one another and benchmark results to ensure that productivity gains are shared

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  throughout Ispat International. Ispat International is over 79%-owned by
  Lakshmi N. Mittal and members of his immediate family. The LNM Group (which comprises Ispat International and two other entities controlled by Mr. Mittal, namely LNM Holdings N.V. and P.T. Ispat Indo) is the second largest global steel producer based on 2003 steel shipments of approximately 28 million tons and sales of $10 billion, and has among the broadest geographic portfolios of steel production facilities of any steel company in the world.

+ Relationship with Nippon Steel Corporation. We have a long-standing relationship with Nippon Steel, the third largest steel producer in the world. Our joint venture operations with Nippon Steel facilitate the development of strategic business relationships with the leading Japanese automotive companies. Automobile production by Japanese companies in the United States has increased by 79% since 1993. We cooperatively engage in product design and application for these customers in the United States. We regularly work with Nippon Steel on research and development, efficiency maximization, and technical assistance projects. In 2003, we expanded our cooperation and entered into an alliance for the production of high tensile steel. Additionally, in 2002, we extended the terms of each of the I/N Tek and I/N Kote partnerships through the end of 2021.

+ Experienced and Focused Management Team. Our directors, who are not also part of our senior management team, have over 195 years of experience in the steel industry, including over 60 years with us. Our senior management team has approximately 190 years of experience in the steel industry, including over 125 years with us. Our Chairman, Mr. Mittal, was named Steel Maker of the Year in 1996 by New Steel, a leading industry publication. In 1998, Mr. Mittal was also awarded the 8th honorary Willy Korf Steel Vision Award, the highest recognition for worldwide achievement in the steel industry, by American Metal Market and World Steel Dynamics. In addition, we are able to draw on the large talent pool of the LNM Group to exchange knowledge and practices.

BUSINESS STRATEGY

Our strategy is to build on our position as a leading U.S. producer of technically-advanced value-added carbon flat-rolled steels and of safety-critical SBQ products by taking advantage of our competitive strengths. Key elements of our strategy include:

+ Focus on More Difficult-to-Produce, Higher Grades of Steel. It is our strategy to continue to develop advanced technologies through our internal research center and relationships with Nippon Steel and the LNM Group. Our research and development professionals actively work with our clients to produce high value-added products. Our focus on higher-grade products creates substantial barriers to entry to our end markets, allows us to compete based on quality and provides for premium pricing for our products.

+ Aggressively Reduce Costs in Our Production Facilities. It is our goal to continue to improve our position as a low cost supplier by further increasing labor productivity, reducing the labor force by attrition through a flexible labor contract and carefully managing healthcare costs. Additionally, we will continue to improve profitability by using advanced technologies and processes and continuing to implement best practices through Ispat International's knowledge integration program.

+ Maximize Utilization of Downstream Processing Facilities. It is our objective to maximize the utilization of our coating, cold rolling and hot rolling facilities. We installed a third walking beam furnace at our hot strip mill that increased its annual capacity by 1 million tons to a total of 6 million tons. More recently, we successfully relined our No. 7 Blast Furnace, increasing its productivity and efficiency, and intend to install a fourth stove that will result in an additional 15% increase in its capacity. If needed, we will supplement our internal semi-finished steel production with third party supplied slabs and billets to feed our hot rolling facilities.

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+ Continue to Provide Our Customers with Superior Service.  It is our goal to continue to create and strengthen long-term relationships by providing high-quality service to all our customers through certainty of supply, strict quality assurance controls, just-in-time delivery, superior customer service and continuous product upgrades.

+ Reduce Existing Indebtedness Through Cash Flow Generation. It is our goal to use the cash flow that our business generates to reduce existing debt and improve our liquidity and overall financial flexibility.

STEEL PRODUCTION AND MILL SHIPMENTS

The following table shows our production of raw steel for the past three years and our percentage share of total domestic raw steel production according to statistics from the American Iron and Steel Institute.

                                                                 RAW STEEL PRODUCTION
                                                              ---------------------------
                                                                                % OF
                                                                             U.S. STEEL
                                                              (000 TONS)      INDUSTRY
                                                              ----------   --------------
-----------------------------------------------------------------------------------------
2003........................................................    4,997           5.0%
2002........................................................    5,691           5.6
2001........................................................    5,430           5.5

Our annual raw steelmaking capacity is 6.0 million tons. The basic oxygen process accounted for 93% of our raw steel production for 2003 and 92% for 2002. The remainder of our production was produced through the electric arc furnace process.

We shipped 5.3 million tons of steel products in 2003, 5.7 million tons in 2002 and 5.4 million tons in 2001. In 2003 and 2002, sheet, strip and certain related semi-finished products accounted for 90% and 88%, respectively, of the total tonnage of steel products shipped from our Indiana Harbor Works. Bar and certain related semi-finished products accounted for 10% of our total tonnage in 2003 and 12% in 2002.

Some value-added steel processing operations for which we do not have facilities are performed by outside processors, including joint ventures, prior to shipment of certain products to our customers. In each of 2003 and 2002, approximately 44% and 45%, respectively, of the products we produced were processed further through value-added services such as electrogalvanizing, painting and slitting.

Approximately 78% of the finished steel shipped to customers during 2003 was transported by truck, 20% was transported by rail and 2% was shipped via barge or other modes of transportation. Our wholly-owned truck transport subsidiary was responsible for shipment of approximately 27% of the total tonnage of products transported by truck in 2003.

JOINT VENTURES

In July 1987, one of our wholly-owned subsidiaries formed a partnership, I/N Tek, with an indirect wholly-owned subsidiary of Nippon Steel to construct, own, finance and operate a state-of-the-art cold-rolling facility with an annual capacity of 1.7 million tons, of which approximately 40% is cold-rolled substrate for I/N Kote (described below). The I/N Tek facility is located near New Carlisle, Indiana. Through one of our subsidiaries, we own a 60% interest in the I/N Tek partnership and, with certain limited exceptions, are the sole supplier of hot band to be processed by the I/N Tek facility and generally have exclusive rights to the production capacity of the facility.

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In September 1989, another of our wholly-owned subsidiaries formed a second partnership, I/N Kote, with an indirect wholly-owned subsidiary of Nippon Steel to construct, own, finance and operate two sheet steel galvanizing lines adjacent to the I/N Tek facility. Our subsidiary owns a 50% interest in I/N Kote. The I/N Kote facility consists of a hot-dip galvanizing line and an electrogalvanizing line with a combined annual capacity of more than 1 million tons. We have guaranteed $54.5 million of I/N Kote's term financing and I/N Kote has contracted to acquire its cold-rolled steel substrate from us, which we supply from the I/N Tek facility and our Indiana Harbor Works.

I/N Tek and I/N Kote were built at a total cost exceeding $1.1 billion. In the fourth quarter of 2002, the terms of each of the I/N Tek and I/N Kote partnerships were extended through December 31, 2021.

CUSTOMERS

In both 2003 and 2002, approximately 93% of the shipments of our Flat Products division and 85% of the shipments of our Bar division were to customers in 20 mid-American states. Approximately 72% and 74%, respectively, of the shipments of the Flat Products division and 73% and 75%, respectively, of the shipments of the Bar division were to customers in a five-state area comprised of Illinois, Indiana, Ohio, Michigan and Wisconsin in 2003 and 2002. Both divisions compete in these geographical areas, principally on the basis of price, service and quality, with the nation's largest producers of raw steel as well as with foreign producers and with many smaller domestic mills.

The table below shows our shipments of steel mill products from our Indiana Harbor Works in 2001, 2002 and 2003 by market classification. As shown in the table, a substantial portion of shipments by the Flat Products division was to steel service centers and transportation-related markets.

                                                              PERCENTAGE OF TOTAL
                                                                STEEL SHIPMENTS
                                                                   BY VOLUME
                                                              --------------------
                                                              2001    2002    2003
----------------------------------------------------------------------------------
Steel service centers.......................................   33%     35%     37%
Automotive..................................................   32      33      29
Steel converters/processors.................................   13      11      13
Appliance...................................................   10       9      10
Industrial, electrical and farm machinery...................    7       7       7
Construction and contractors' products......................    1       1       1
Other.......................................................    4       4       3
                                                              ---     ---     ---
                                                              100%    100%    100%
                                                              ===     ===     ===

COMPETITION

The steel market is highly competitive. Major integrated producers, including us, face competition from a variety of sources. Many steel products compete with alternative materials such as plastics, aluminum, ceramics, glass and concrete. Domestic steel producers have also been adversely impacted by imports from foreign steel producers. Imports of steel products accounted for 19.3% of the domestic market in 2003, down from 25.8% in 2002. Unfairly traded imports aggravate market conditions, in particular with respect to foreign government subsidies that are used to offset operating losses by foreign producers. On March 5, 2002, as a result of an investigation under Section 201 of U.S. trade laws, President Bush imposed tariffs on imports into the United States of numerous steel products. These remedies included 30% tariff rate increases for hot-rolled sheet, cold-rolled sheet,

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coated sheet, and hot-rolled bar with the rates declining to 24% in year two and
18% in year three. Several foreign supplying countries challenged the President's action through the dispute resolution procedures of the World Trade Organization, and on November 11, 2003 the World Trade Organization issued a final adverse ruling on the Section 201 remedy. The European Union and Japan announced that they would impose retaliatory tariffs on a wide range of products if the United States did not repeal the Section 201 tariffs. Following the issuance of a mid-term review of the Section 201 program, the President ended the Section 201 program on December 4, 2003, stating that the domestic steel industry's increased productivity, decreased production costs and new labor agreements demonstrate that the industry has made sufficient progress in its restructuring efforts.

Twice, in 2000 and 2002, U.S. petitioners sought to have antidumping and countervailing duties assessed against cold-rolled imports from 12 countries and 20 countries, respectively. Both times, the U.S. International Trade Commission ("ITC") issued negative final injury determinations, effectively terminating the investigations. U.S. petitioners appealed the 2000 ITC decision to the U.S. Court of International Trade ("CIT"), which remanded that decision to the ITC on October 28, 2003. The ITC is expected to issue its revised findings by March 31, 2004. U.S. petitioners have appealed the 2002 ITC decision to the CIT, while some of the respondents have raised on appeal issues relating to the final tariff margin determinations of the U.S. Department of Commerce ("Commerce") in that investigation. Also, in May 2004, the U.S. government--Commerce and the ITC--will begin a review of existing countervailing duty and antidumping orders against hot-rolled carbon steel flat products from Brazil, Japan and Russia that could result in the orders' termination.

We face competition from companies that have reduced their fixed costs through bankruptcy. Over 35 U.S. steel companies have sought protection under Chapter 11 of the United States Bankruptcy Code since the beginning of 1997. Many of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and obtaining concessions from their labor unions and suppliers. Some companies have even expanded and modernized while in bankruptcy. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of certain obligations, including environmental, employee and retiree benefit and other obligations, commonly referred to as legacy costs. As a result, they may become more cost competitive.

Mini-mills provide significant competition in various product lines. Mini-mills are relatively efficient, low-cost producers that manufacture steel principally from scrap in electric furnaces and they typically enjoy competitive advantages such as lower capital expenditures for construction of facilities, lower environmental costs, lower raw material costs and non-unionized work forces with lower employment costs and more flexible work rules. An increasing number of mini-mills utilize thin slab casting technology to produce flat-rolled products. Thin-slab casting technologies have allowed mini-mills to enter certain sheet markets traditionally supplied by integrated producers and compete directly with integrated producers of flat products. However, because their raw metals are scrap-based, mini-mills are not able to produce the cleanest steels required for many of the higher value-added products in which we compete. For example, automotive exposed sheet, which commands the highest price of widely used carbon steel flat-rolled products, is supplied exclusively by integrated producers.

SALES AND MARKETING

Substantially all of the steel mill products produced by our Flat Products division are marketed through its own selling organization, with offices located in Chicago, Illinois; Southfield, Michigan; and Nashville, Tennessee. Substantially all of the steel mill products produced by our Bar division are marketed through its sales office in East Chicago, Indiana.

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PRODUCT CLASSES

The following table sets forth the percentage of our consolidated net sales, for the three years indicated, contributed by each class of our products.

                                                              2001    2002    2003
----------------------------------------------------------------------------------
Sheet and Strip.............................................   83%     87%     89%
Bar.........................................................   17      13      11
                                                              ---     ---     ---
                                                              100%    100%    100%

I/N Kote accounted for 15% of our consolidated net sales during both 2003 and 2002. A large portion of our value added shipments are through I/N Kote. Sales to Ryerson Tull, Inc., a steel service center, constituted approximately 10% of consolidated net sales during 2003 and 9% during 2002.

PRODUCTION FACILITIES

Our steel manufacturing facilities are located on 1,900 acres at our Indiana Harbor Works in East Chicago, Indiana. The following table sets forth a general description of our principal production units currently in operation, excluding our joint ventures.

FACILITY                               DESCRIPTION               PRODUCTION CAPACITY(1)   PRODUCTION IN 2003
-------------------------------------------------------------------------------------------------------------
Blast furnace             3 Blast furnaces                       5.7 million tons of     4.2 million tons
                                                                 hot metal
Basic oxygen furnace      2 BOFs with 4 vessels with ladle       5.9 million tons of     4.7 million tons
  (BOF)                   metallurgy stations and one RH vacuum  liquid steel
                          degasser
Slab and bloom caster     3 continuous slab and bloom casters    5.6 million tons        4.6 million tons
80" Hot strip mill        5 roughing stands, 6 finishing         6.0 million tons        5.1 million tons
                          stands, 3 walking beam slab reheat
                          furnaces
Cold rolling mill         2 continuous pickle lines              3.1 million tons        2.4 million tons
                          56" and 80" tandem mills               3.7 million tons        2.4 million tons
                          Continuous annealing facilities        457,000 tons            304,000 tons
                          Batch annealing facility               1.7 million tons        1.6 million tons
                          3 temper rolling mills                 2.9 million tons        2.1 million tons
                          5 finishing lines                      2.1 million tons        1.7 million tons
Coating lines             3 coating lines                        928,000 tons            750,000 tons
Electric arc furnace      One 120 ton AC electric arc furnace    610,000 tons of         372,000 tons
                          (60 MVA) with ladle metallurgy         liquid steel
                          station
Billet caster             Four-strand continuous caster          800,000 tons            359,000 tons
12" Bar mill              Rod and Stelmor coil mill with         700,000 tons            522,000 tons
                          rounds, hexagons and square products

- ------------
(1) "Production capacity" means the annual production of plant and equipment based on existing technical parameters as estimated by management.

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                                                                              55

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RAW MATERIALS AND ENERGY REQUIREMENTS

Metallic units (iron ore and scrap) represent approximately 24% of our cost of sales. Additionally, gas, coke, electricity and coal represent 24% of our cost of sales.

Iron ore

We primarily obtain iron ore pellets from our Minorca and partially-owned Empire mines.

Our wholly-owned Minorca Mine currently is producing at capacity. We also receive pellets from our 21%-owned Empire Mine. Effective December 31, 2002, we sold 19% of our interest in the Empire Partnership to a subsidiary of Cleveland-Cliffs, and have the option to sell our remaining 21% interest in the Empire Partnership to a subsidiary of Cleveland-Cliffs at any time after December 31, 2007 for a purchase price defined in the sales agreement. We have a 12-year agreement to purchase all of our iron ore requirements beyond those produced by Minorca from subsidiaries of Cleveland-Cliffs. The price of the pellets is fixed for the first two years and then adjusted over the term of the agreement based on various market index factors.

The following table shows (1) the iron ore pellets available to us as of December 31, 2003 from properties of our subsidiary and through interests in raw materials ventures; (2) 2002 and 2003 iron ore pellet production or purchases from such sources; and (3) the percentage of our iron ore requirements represented by production or purchases from such sources in 2002 and 2003.

                                                                     IRON ORE
                                                              TONNAGES IN THOUSANDS
                                                             (GROSS TONS OF PELLETS)
                                              ------------------------------------------------------
                                                                                          % OF
                                                                      PRODUCTION     REQUIREMENT(1)
                                                AVAILABLE AS OF      -------------   ---------------
                                              DECEMBER 31, 2003(2)   2003    2002     2003     2002
----------------------------------------------------------------------------------------------------
ISPAT INLAND MINING COMPANY
Minorca (100% owned)--Virginia, MN..........         40,044          2,766   2,778     50       45
IRON ORE VENTURE
Empire (21% owned)--Palmer, MI..............          5,985            975   2,500     18       41
Empire Contract Purchases...................             --          1,442     700     26       11
                                                     ------          -----   -----     --       --
  Total Iron Ore............................         46,029          5,183   5,978     94       97
                                                     ======          =====   =====     ==       ==

------------
(1) Requirements in excess of production are purchased or taken from stockpile.

(2) Net interest in proven reserves.

Coal, coke and limestone

Coal, together with coke, all of which are purchased from independent sources, accounted for approximately 71% of the energy we consumed at the Indiana Harbor Works in both 2003 and 2002.

All of our coal requirements are satisfied from independent sources. In connection with the commencement of operations of the heat recovery coke battery in 1998 and the associated energy facility discussed below (which are not our assets), we idled our coal-fired generating station, thereby eliminating our steam coal requirements.

Our other coal requirements are for the PCI Associates joint venture, in which one of our subsidiaries holds a 50% interest and Private Energy LLC, a private operator of energy properties, owns the other

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50%. The PCI facility pulverizes coal for injection into our blast furnaces.
During 2003 and 2002, the PCI facility's coal needs were satisfied under short-term contracts.

Sun Coal and Coke Company ("Sun") and Private Energy LLC operate a heat recovery coke battery and an associated energy recovery and flue-gas desulphurization facility, located on land leased from us at our Indiana Harbor Works. The facility produces coke, electricity and steam for use by us. Approximately $350 million was invested in the project, which commenced operations in the first quarter of 1998. We have committed to take, for approximately 15 years, 1.2 million tons of coke annually on a take-or-pay basis at prices determined by certain cost factors, as well as electricity and steam produced by the facility, through a tolling arrangement. We satisfied 61% of our 2003 total coke needs and 65% of our 2002 total coke needs under this arrangement. We advanced $30 million during construction of the project, which is recorded as a deferred asset on our balance sheet and will be credited against required cash payments during the second half of the energy tolling arrangement. The remainder of our coke needs are supplied under short-term contracts through third party purchases.

We sold all of our limestone and dolomite properties in 1990. We entered into a long-term contract with the buyer of the properties to purchase, subject to certain exceptions and at prices which approximate those on the open market, the full amount of our annual limestone needs through 2002. In 2003, we renewed this contract at a fixed price through 2007. We anticipate that after the expiration of this arrangement we will be able to secure our limestone needs from this or other sources.

Transportation of raw materials

Approximately 36% and 32% of the iron ore pellets and 97% of the limestone we have received at our Indiana Harbor Works were transported by two of our three formerly owned ore carriers in 2003 and 2002, respectively (the third carrier remains in reserve status). Our three formerly owned ore carriers were sold to a third party during 1998. These ore carriers are managed by the new owner, but their shipping services are retained by us under a time-charter. Arrangements have been made for the transportation on the Great Lakes of the remainder of our iron ore pellet requirements.

Approximately 50% and 49% of our coke requirements were received by conveyor belt from the heat recovery coke battery discussed above in 2003 and in 2002, respectively. Of the remainder, in 2003, approximately 16.5% was received in our hopper cars, 8.5% in independent carrier-owned hopper cars, 73% in independent carrier-owned barges and 2% by truck. All of our coal requirements were received in independent carrier-owned hopper cars.

Natural gas and electricity

Natural gas and fuel oil supplied approximately 22% of the energy requirements of the Indiana Harbor Works in 2003 and 2002, and are used extensively by us at other facilities that we own or in which we have an interest. Utilization of the PCI Associates pulverized coal injection facility has reduced natural gas and fuel oil consumption at the Indiana Harbor Works. We do not have long-term contracts for natural gas. Prices for natural gas have been volatile in the recent past. We spent approximately $122 million for our natural gas requirements in the year ended December 31, 2003.

We lease land to Private Energy LLC upon which is built a 90-megawatt turbine generating facility that began operation in 1998. Pursuant to a 15-year-toll-charge contract, the facility converts coke plant flue gas into electricity and plant steam for our use. In 2003 and 2002, this facility produced 24% and 21%, respectively, of the purchased electricity requirements at the Indiana Harbor Works.

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We also lease land to Private Energy LLC for a 75-megawatt steam turbine generating facility that began operation in 1996. Pursuant to a 15-year-toll-charge contract, the facility generates electricity for us utilizing steam produced by burning waste blast furnace gas. In 2003 and 2002, this facility produced 17% and 19%, respectively, of the purchased electricity requirements at the Indiana Harbor Works.

We both purchase and generate electricity to satisfy electrical energy requirements at the Indiana Harbor Works. In 2003 and 2002, respectively, we produced approximately 1% and 2% of our electrical energy requirements at the Indiana Harbor Works. The purchase of electricity at the Indiana Harbor Works is subject to curtailment under rules of the local utility when necessary to maintain appropriate service for various classes of its customers.

CAPITAL EXPENDITURES

In recent years, we and our subsidiaries have made substantial capital expenditures, principally at the Indiana Harbor Works, to improve quality and reduce costs, and for pollution control. Additions by us and our subsidiaries to property, plant and equipment, together with retirements and adjustments, for the three years ended December 31, 2003, are set forth below. Net capital additions during such period aggregated $145.9 million.

                                                            RETIREMENTS                 NET CAPITAL
(IN MILLIONS)                                   ADDITIONS    OR SALES     ADJUSTMENTS    ADDITIONS
---------------------------------------------------------------------------------------------------
2003..........................................   $116.2(1)     $ 1.2         $ --         $115.0
2002..........................................     52.4         49.0(2)        --            3.4
2001..........................................     28.6          1.2          0.1           27.5

------------
(1) 2003 includes $88.7 million related to the No. 7 Blast Furnace reline and $4.9 million related to the asset retirement obligation.

(2) 2002 includes the impairment charge of $44.3 million (gross asset value) related to the 2A Bloomer and 21" Bar Mill assets and the impairment charge of $4.7 million (gross asset value) related to the flux equipment at the Empire Mine.

The amount budgeted for our 2004 capital expenditures and those of our subsidiaries is approximately $27.0 million. It is anticipated that capital expenditures will be funded from cash generated by operations and borrowings under financing arrangements. See "Management's discussion and analysis of financial condition and results of operations--Environmental Regulation" above for a discussion of capital expenditures for pollution control purposes included in the foregoing amount.

EMPLOYEES

The monthly average number of our active employees and those of our subsidiaries was 6,424 and 6,786 in 2003 and 2002, respectively. At year-end 2003 and 2002, respectively, approximately 4,624 and 5,037 employees were represented by the United Steelworkers of America, of whom approximately 19 and 26 were on furlough or indefinite layoff at year-end 2003 and 2002, respectively. Total employment costs increased from $547 million in 2002 to $561 million in 2003, primarily due to higher employee benefit costs.

The labor agreement between us and the United Steelworkers of America was effective August 1, 1999. This agreement covers wages and benefits through July 31, 2004. Among other things, this agreement provided wage increases of $0.50 per hour in 2000 and 2001 and $1.00 per hour in 2003. The agreement also contains provisions that the United Steelworkers will cooperate with us to continuously improve the productivity of our operations. At the expiration of the agreement, both parties have agreed to negotiate a successor agreement without resorting to strikes or lockouts. The successor agreement will be patterned on the agreements established at the time by the other domestic integrated

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steel producers. Any disputes concerning adoption of the pattern will be resolved through an arbitration process. In consideration of the foregoing, we committed to invest in primary steelmaking facilities at the Indiana Harbor Works. One additional holiday was provided and retirement benefits were increased for active employees and certain current retirees. Certain retiree healthcare obligations are secured through certain trust and subordinated mortgage arrangements.

OTHER PROPERTIES

We and one of our subsidiaries lease approximately 20% of the space in the Inland Steel Building located at 30 West Monroe Street, Chicago, Illinois. Our lease agreement expires December 31, 2006.

One of our subsidiaries holds in fee a parcel of seven acres of land in Oakbrook Terrace, Illinois, which is for sale. We also hold in fee approximately 300 acres of land adjacent to the I/N Tek and I/N Kote sites, which is available for future development. Approximately 1,060 acres of rural land, which are held in fee at various locations in the north-central United States by various raw materials ventures, are also for sale.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CONTROLLING SHAREHOLDER OF ISPAT INTERNATIONAL AND RELATED PARTY TRANSACTIONS

We are a wholly-owned subsidiary of Ispat International. At December 31, 2002, 51,735,794 Class A shares and 72,150,000 Class B shares were issued and outstanding.

The preference and relative rights of the Class A shares and Class B shares are substantially identical except for disparity in voting power and conversion rights. Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to ten votes per share on all matters submitted to a vote of shareholders. Each Class B share is convertible, at the option of the holder, into one Class A share.

The following table sets forth information as of December 31, 2002 with respect to the beneficial ownership of our Class A common shares and Class B common shares by each person who is known to be the beneficial owner of more than 5% of either class of shares:

                                                                             TOTAL COMMON SHARES
                               CLASS A                   CLASS B           ------------------------
                            COMMON SHARES             COMMON SHARES                      PERCENTAGE
                       -----------------------   -----------------------                  OF TOTAL
                                    PERCENTAGE                PERCENTAGE                   COMMON
                         NUMBER      OF CLASS      NUMBER      OF CLASS      NUMBER        SHARES
                       ----------   ----------   ----------   ----------   -----------   ----------
Controlling
  Shareholder........  26,100,000      50.45     72,150,000      100        98,250,000      79.31
Public Shareholders..  25,635,794      49.55             --       --        25,635,794      20.69
                       ----------     ------     ----------      ---       -----------     ------
Total(1).............  51,735,794     100.00     72,150,000      100       123,885,794     100.00
                       ==========     ======     ==========      ===       ===========     ======

------------
(1)  Excludes 3,114,206 Class A shares held as treasury stock.

As of February 7, 2003, the controlling shareholder owned all of the Class B common shares and 26,100,000 Class A common shares, representing 50% of the Class A common shares, with an aggregate of 96% of the voting rights. The controlling shareholder indirectly has the right to make binding nominations for the appointment of all members of the Board of Directors and to determine the outcome of any action requiring shareholder approval. In addition, the controlling shareholder will have the ability, by virtue of his indirect ownership of Class B common shares, to prevent or cause a change in control of the company and its subsidiaries. The controlling shareholder also directly or indirectly controls the following among others:

+ Ispat Karmet, an integrated flat-rolled steel producer in Kazakhstan;

+ P.T. Ispat Indo, a wire rod producer in Indonesia;

+ Ispat Annaba, an integrated sheet flat-rolled producer in Algeria;

+ Ispat Sidex, an integrated flat-rolled and long products steel producer in Romania;

+ Ispat Nova Hut, an integrated flat-rolled and long products steel producer in the Czech Republic; and

+ Polskie Huty Stali SA, which owns an integrated steel plant in Poland.

The controlling shareholder also has a substantial minority interest in Iscor Limited, a publicly-traded South African steel producer.

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
CONTROLLING SHAREHOLDER OF ISPAT INTERNATIONAL AND RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

Further, in October 2003 LNM Holdings NV entered into a binding share purchase agreement for the acquisition of a majority shareholding in S.C. Siderurgica S.A., a long steel products manufacturing plant in Romania.

Although these related companies currently do not directly compete with either Ispat International or us in their primary markets, we cannot assure you that they will not compete with Ispat International or us in the future.

Ispat International and our company have each engaged in commercial and financial transactions with related parties from time to time. If either Ispat International or our company enters into any commercial transactions with related parties, each intends to do so on terms that are no less favorable to it than those it could have obtained from unrelated third parties. Nonetheless, if either Ispat International or our company should enter into such transactions, such transactions with related parties create the potential for, or could result in, conflicting interests.

COMMERCIAL TRANSACTIONS

We engage in commercial and financial transactions with Ispat International and other related parties from time to time. If we enter into any commercial transactions with related parties, we intend to do so on terms that are no less favorable to us than those we could have obtained from unrelated third parties. Nonetheless, if we should enter into related party transactions, these transactions create the potential for, or could result in, conflicting interests.

We regularly enter into transactions with the other subsidiaries of Ispat International, including the following:

+ Purchase of slabs from Ispat Mexicana SA de CV;

+ Sale of billets to Ispat Sidbec Inc.;

+ Purchase of direct-reduced iron from Caribbean Ispat Limited;

+ Purchase of billets from Ispat Germany; and

+ See "Description of other indebtedness of Ispat Inland Inc.--Related Party
  Indebtedness" below.

These transactions are entered into on market terms and negotiated on an arm's-length basis, and are on terms that we believe are no less favorable than transactions with unrelated third parties. We expect to continue entering into similar transactions in the future.

We purchased $57.1 million, $141.0 million and $49.2 million of inventory for the years ended December 31, 2003, 2002 and 2001, respectively, from subsidiaries of Ispat International.

We sold $6.1 million, $7.9 million and $5.7 million of inventory for the years ended December 31, 2003, 2002 and 2001, respectively, to subsidiaries of Ispat International.

OVERHEAD AND ADMINISTRATIVE CHARGES

We were charged $5.4 million, $2.1 million and $2.7 million by Ispat International for the years ended December 31, 2003, 2002 and 2001, respectively, for management, financial and legal services provided to us. We were also charged $0.7 million, $1.4 million and $1.1 million for the years ended December 31, 2003, 2002 and 2001, respectively, by Ispat North America Holding Inc. for corporate expense allocation. We charged Ispat International $2.3 million, $1.6 million and $1.0 million for operating and technical services for the years ended December 31, 2003, 2002 and 2001, respectively.

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CONTROLLING SHAREHOLDER OF ISPAT INTERNATIONAL AND RELATED PARTY TRANSACTIONS
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I/N TEK AND I/N KOTE

I/N Tek is a joint venture that owns and operates a cold-rolling facility and is 60% owned by one of our wholly-owned subsidiaries. Under a tolling arrangement between us and I/N Tek, we were charged $136.9 million, $141.6 million and $142.8 million for the years ended December 31, 2003, 2002 and 2001, respectively, for such tolling services.

I/N Kote is a joint venture that owns and operates an electrogalvanizing line and hot-dip galvanizing line. I/N Kote is 50% owned by one of our wholly-owned subsidiaries. We recorded sales of cold-rolled steel to I/N Kote of $343.0 million, $348.8 million and $309.7 million for the years ended December 31, 2003, 2002 and 2001, respectively. I/N Kote had $109.0 million outstanding under its long-term financing arrangements as of December 31, 2003. We guarantee one-half of I/N Kote's outstanding debt reflective of our ownership interest in this joint venture.

See Note 13 to our audited consolidated financial statements for the year ended December 31, 2003 for a more detailed discussion about transactions with these joint ventures.

PREFERRED STOCK

On December 31, 2003 we had 100 shares authorized, issued and outstanding of Series A 8% Cumulative Preferred Stock, $.01 par value ("Preferred Stock"), which is owned by a Finco Guarantor, Ispat Inland, L.L.C. The Preferred Stock has liquidation preference over the Common Stock.

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DESCRIPTION OF OTHER INDEBTEDNESS OF ISPAT INLAND INC.

ISPAT INLAND ADMINISTRATIVE SERVICE COMPANY REVOLVING CREDIT FACILITY

Ispat Inland Administrative Service Company ("IIASC"), one of our wholly-owned subsidiaries, has a $185 million committed revolving credit facility with a group of banks, expiring in November 2005. We have agreed to sell substantially all of our receivables to IIASC to secure this facility. Provisions of this agreement limit or prohibit us from merging, consolidating, or selling our assets and require IIASC to meet minimum net worth and leverage ratio tests. Under terms of the secured revolving credit agreement, based on the level of our leverage ratio and net worth calculations, beginning early in 2002, the trustee retained initial control over cash lockbox receipts. On a daily basis, the trustee will remit the remaining cash to us after first using the receipts to make any payments prescribed by the secured revolving credit agreement. This change in practice has no impact on cash available to us under the facility.

As of December 31, 2003, based on the amount of eligible receivables, there was $10 million of availability under the receivables revolving credit facility. Drawings under the facility included $150 million of loans and $20 million of letters of credit issued for the purchase of commodities on the international market and as security under various insurance and workers compensation coverages. Interest rates for borrowings averaged approximately 2% in 2003.

INVENTORY REVOLVING CREDIT FACILITY

On April 30, 2003, we replaced a prior $120 million inventory facility of our wholly-owned subsidiary, Ispat Inland Inventory, LLC, with a new approximately $175 million four year committed revolving credit facility of Ispat Inland, secured by all of our inventory, spare parts and mobile equipment and by the capital stock of IIASC and a note between us and IIASC. Provisions of this agreement prohibit or limit our ability to incur debt, repay debt, make investments, sell assets, create liens, engage in transactions with affiliates, engage in mergers and consolidations and pay dividends and other restricted payments.

In order for us to draw the final $20 million under the inventory revolving credit facility at any time, and the final $30 million for more than two consecutive business days, we must maintain a fixed charge coverage ratio (as defined) of 1.2 at the time of the borrowing and then for a period of three months where availability is maintained above specified levels. As of December 31, 2003, based on the amount of eligible collateral, $90 million was outstanding, leaving $21 million of availability under the line. Additionally, an extra $10 million of borrowing was available for any two consecutive days to meet temporary needs. Upon consummation of this offering, we intend to repay the entire balance outstanding under the inventory revolving credit facility. Interest rates for borrowings averaged approximately 4% in 2003.

FIRST MORTGAGE BONDS

As of December 31, 2003, on a pro forma basis for this transaction, there was $1,043.6 million aggregate principal amount of securities issued under the First Mortgage Bonds Indenture dated April 1, 1928, as supplemented by supplemental indentures. Each series of First Mortgage Bonds (other than the First Mortgage Bonds pledged as Collateral for the notes) is limited to the principal amount outstanding. A substantial portion of the real property, plant and fixtures owned by us at our Indiana Harbor Works is subject to the lien of the First Mortgage. This property is also subject to a subordinate lien in favor of the United Steelworkers of America to secure post-retirement health benefits. The indenture does not contain material financial covenants or restrictions, nor do any of the

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DESCRIPTION OF OTHER INDEBTEDNESS OF ISPAT INLAND INC.
--------------------------------------------------------------------------------

currently outstanding series of debt issued under that indenture. Following is a brief description of each of the outstanding series of First Mortgage Bonds

Series R

The Series R First Mortgage Bonds were issued in an initial aggregate principal amount of $125.0 million, and as of December 31, 2003, $27.9 million were outstanding. The bonds bear interest at 7.9% per year and are due on January 15, 2007. We are required by the terms of the bonds to make payments to a sinking fund, which is used to repurchase bonds in the market or at par. The last remaining sinking fund payment of $3.6 million is due in January 2006.

Pollution Control Series 1977

The Pollution Control Series 1977 Bonds were issued in an initial aggregate principal amount of $26.5 million, and as of December 31, 2003, $18.5 million were outstanding. The bonds bear interest at 5.75% per year and are due on February 1, 2007. We are required by the terms of the bonds to make annual payments of $1.5 million to a sinking fund which is used to repurchase the bonds in the market or at par.

Pollution Control Series 1993

The Pollution Control Series 1993 Bonds were issued in an initial aggregate principal amount of $40.0 million, and as of December 31, 2003, $23.1 million were outstanding. The bonds bear interest at 6.8% per year, are non-amortizing and are due on June 1, 2013.

Pollution Control Series 1995

The Pollution Control Series 1995 Bonds were issued in an initial aggregate principal amount of $17.0 million, and as of December 31, 2003, $11.3 million were outstanding. The bonds bear interest at 6.85% per year, are non-amortizing and are due on December 1, 2012.

Series X

Series X First Mortgage Bonds were issued in July 2003 in the amount of $160 million, refinancing the Series V Bonds that matured and were retired on July 9, 2003. The Series X Bonds are non-interest bearing and are pledged to the PBGC to provide financial assurance with respect to our pension obligations. The requirement to maintain the PBGC's security interest in these bonds will be eliminated, and the bonds will be available to retire unpaid or reissue, once three events have occurred: (1) we have contributed another $110 million into our pension plan, (2) our plan's underfunded position on June 30 of any two consecutive years is at least $320 million less than its underfunded position on June 30, 2003 and (3) the Moody's and S&P ratings on our First Mortgage Bonds are at least B2/B.

INDUSTRIAL DEVELOPMENT REVENUE BONDS

The Industrial Development Revenue Bonds are our unsecured obligations. The indentures under which these bonds were issued do not contain material financial covenants or restrictions. These, along with the Pollution Control Series backed by First Mortgage Bonds, are private activity bonds issued by various municipal entities in the State of Indiana.

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DESCRIPTION OF OTHER INDEBTEDNESS OF ISPAT INLAND INC.
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Pollution Control Project No. 11

The Pollution Control Project 11 Bonds were issued in an initial aggregate principal amount of $20.0 million, and as of December 31, 2003, $20.0 million were outstanding. The bonds bear interest at 7.125% per year, are non-amortizing and are due on June 1, 2007.

Pollution Control Project No. 13

The Pollution Control Project 13 Bonds were issued in an initial aggregate principal amount of $38.0 million, and as of December 31, 2003, $38.0 million were outstanding. The bonds bear interest at 7.25% per year, are non-amortizing and are due on November 1, 2011.

Exempt Facilities Project No. 14

The Exempt Facilities Project No. 14 Bonds were issued in an initial aggregate principal amount of $5.1 million, and as of December 31, 2003, $5.1 million were outstanding. The bonds bear interest at 6.7% per year, are non-amortizing and are due on November 1, 2012.

Exempt Facilities Project No. 15

The Exempt Facilities Project No. 15 Bonds were issued in an initial aggregate principal amount of $52.0 million, and as of December 31, 2003, $51.9 million were outstanding. The bonds bear interest at 5.75% per year, are non-amortizing and are due on October 1, 2011.

Exempt Facilities Project No. 16

The Exempt Facilities Project No. 16 Bonds were issued in an initial aggregate principal amount of $7.7 million, and as of December 31, 2003, $7.7 million were outstanding. The bonds bear interest at 7% per year, are non-amortizing and are due on January 1, 2014.

RELATED PARTY INDEBTEDNESS

On a pro forma basis for this transaction, our long-term debt due to related companies of $1,015.8 million as of December 31, 2003 was comprised of:

+ $800 million of First Mortgage Bonds issued under this transaction and payable to Ispat Inland Finance LLC, a wholly-owned indirect subsidiary of Ispat Inland, L.P.; and

+ $215.8 million, excluding interest accrued of $17.6 million of advances from Ispat International and its other subsidiaries.

The advances from Ispat International and its other subsidiaries have terms of five years. Interest on each advance is charged at a fixed rate. Rates in effect at December 31, 2003 range from 2.9% to 5.6%. These notes contain no covenants and may be prepaid without penalty. Interest expense related to these advances were $8.9 million, $8.1 million and $5.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. Under the terms of other debt agreements, we are restricted from paying interest or principal on these advances until certain financial tests have been met. We have not made any such payments since the advances were first made in 2001. These notes are subordinate to the debt under the notes issued under this transaction and the inventory revolving credit facility.

Our note receivable from a related company of $5.6 million, $6.1 million and $2.9 million as of December 31, 2003, 2002 and 2001, respectively, is due from Ispat Inland, L.P. on July 16, 2006. Interest income on this receivable was $0.5 million, $0.4 million and $0.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. After giving effect to this offering, the note

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DESCRIPTION OF OTHER INDEBTEDNESS OF ISPAT INLAND INC.
--------------------------------------------------------------------------------

receivable from Ispat Inland, L.P. of $5.6 million will be repaid. Additionally, there will be a new note receivable from Ispat Inland, ULC of $20.6 million.

Our payable to related companies of $5.4 million and $7.8 million at December 31, 2003 and 2002, respectively, consists of trade and other intercompany expenses. Our receivable from related companies of $4.9 million and $8.0 million at December 31, 2003 and 2002, respectively, consists of trade and other intercompany receivables.

I/N KOTE GUARANTEE

I/N Kote had $109.0 million outstanding under its long-term financing arrangements as of December 31, 2003. This debt was incurred to construct the facility and amortizes until its final maturity in July 2007. We guarantee 50% of I/N Kote's outstanding debt ($54.5 million, plus accrued and unpaid interest) reflective of our ownership interest in this joint venture. We have no obligation to guarantee other debt of I/N Kote, should any be incurred. The terms of the guarantee require us to maintain a minimum tangible net worth (as defined). We were in compliance with this test as of December 31, 2003.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                             ISPAT INLAND INC.

Dated:  March 9, 2004        /s/ Michael G. Rippey
                             --------------------------------------------
                             By:  Michael G. Rippey
                             Its: Executive Vice President -  Sales, Finance &
                                  Administration and Chief Financial Officer and Director